C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

02 NOV -5 AM 8:07

Our Ref. : EC/FL/GS/CPP/170/02

BY AIRMAIL

28th October, 2002

02055875

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

dlo 11/14

................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 462 6215)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated October 28, 2002 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

1. Document : Circular regarding Possible Major Transaction, Adoption of New Share Option Scheme and Adoption of Chinese Name
   Date : 28th October, 2002
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

Our Ref. : EC/FL/GS/CPP/170/02

BY AIRMAIL

28th October, 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1601 in Hong Kong if you have any questions.

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Receipt acknowledged by:-

Name:
Date:

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (fax no. 1 212 462 6215)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(fax no. 2877 0863)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities of C.P. Pokphand Co. Ltd., you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

POSSIBLE MAJOR TRANSACTION

FURTHER DISPOSAL OF SHARES IN SHANGHAI DAJIANG (GROUP) STOCK CO., LTD.

ADOPTION OF NEW SHARE OPTION SCHEME

AND

ADOPTION OF CHINESE NAME

A letter from the Chairman of C.P. Pokphand Co. Ltd. is set out on pages 5 to 13 of this circular.

A notice convening a Special General Meeting of C.P. Pokphand Co. Ltd. to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 26th November, 2002 at 9:30 a.m. is set out on pages 31 and 32 of this circular.

Whether or not you are able to attend the Special General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for the holding of such meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Special General Meeting or any adjournment thereof should you so wish.

28th October, 2002

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	shall have the meaning ascribed thereto under the Listing Rules;
"2001 Approval"	the Shareholders' advance approval for the disposal of all or any part of the remaining Dajiang B Shares held by a subsidiary of the Company from time to time during the period up to 31st December, 2002;
"2001 SGM"	the special general meeting of the Company held on 19th December, 2001 at which the 2001 Approval was granted by the Shareholders to the Company;
"Board"	the board of Directors or a duly authorised committee of the board of Directors;
"business day"	a day upon which the Hong Kong Stock Exchange is open for securities trading;
"Chinese Name"	卜蜂國際有限公司, being the Chinese translation of the Company's English name;
"Company"	C.P. Pokphand Co. Ltd., a company incorporated in Bermuda with limited liability, the shares of which are listed on the Hong Kong Stock Exchange and the London Stock Exchange Limited;
"connected person"	shall have the meaning ascribed thereto under the Listing Rules;
"control"	the power of a person to secure: – (i) by means of the holding of shares or other securities or the possession of voting power in or in relation to the relevant body corporate or any other body corporate; or (ii) by means of controlling the composition of a majority of the board of directors of the relevant body corporate or any other body corporate; or (iii) by virtue of any powers conferred by the bye-laws, articles of association or other constitutional document regulating the relevant body corporate or any other body corporate, that the affairs of the first-mentioned body corporate are conducted in accordance with the wishes of such person;

"Controlling Shareholder"	any person who has the power, directly or indirectly, to secure: –

(i) by means of the holding of shares entitling him to exercise or control the exercise of 30% (or such lower amount as may from time to time be specified in the Code on Takeovers and Mergers (approved by the Securities and Futures Commission as amended from time to time) as being the level for triggering a mandatory general offer) or more of the voting power at general meetings of the Company; or

(ii) by means of controlling the composition of a majority of the Board; or

(iii) by virtue of any powers conferred by the constitutional document of the Company or any other corporation,

that the affairs of the Company are conducted in accordance with the wishes of such person;

"Dajiang B Shares" B shares of Shanghai Dajiang;

"Director(s)" the director(s) of the Company;

"Eligible Person" means: –

(i) (a) any director (whether executive or non-executive, including any independent non-executive director), employee (whether full time or part time) of, or

(b) any individual for the time being seconded to work for,

any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group) (a "Category A Eligible Person"); or

(ii) any holder of any securities issued by any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group) (a "Category B Eligible Person"); or

	(iii) (a) any business or joint venture partner, contractor, agent or representative of,
	(b) any person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services incident to the business of the Company and/or its subsidiaries to,
	(c) any investor, vendor, supplier, producer, developer, agent, licensor or service provider of,
	(d) any customer, licensee (including any sub-licensee), wholesaler, retailer, trader or distributor of goods or services of,
	any member of the Group or any Controlling Shareholder or any company controlled by a Controlling Shareholder (who, in the Board's opinion, has contribution or potential contribution to the Group) (a "Category C Eligible Person");
	and, for the purposes of the New Scheme, shall include any company controlled by one or more persons belonging to any of the above classes of participants;
"Existing Scheme"	the share option scheme of the Company adopted on 10th April, 1992 and which has expired on 9th April, 2002;
"Future Disposals"	any on-market disposals of Dajiang B Shares by the Group in the future after the expiry of the 2001 Approval to independent third parties who will be unrelated to any director, chief executive or substantial shareholder of the Company or any of its subsidiaries, or to any of their respective associates;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Latest Practicable Date"	23rd October, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information which is contained in this circular;

"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"New Scheme"	the share option scheme of the Company to be proposed for adoption by the Company at the Special General Meeting, a summary of the principal terms of the rules of which is set out in Appendix I on pages 14 to 23 of this circular;
"Pre-approved Disposals"	the on-market disposals made since 19th December, 2001, the date of the 2001 SGM, by the Group of a cumulative total of 155,843,008 Dajiang B Shares;
"PRC"	People's Republic of China;
"RMB"	renminbi, the lawful currency of the PRC;
"Scheme Period"	the period commencing on the date on which the New Scheme is adopted by Shareholders at the Special General Meeting and expiring at the close of business on the day immediately preceding the tenth anniversary thereof;
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong);
"Shanghai Dajiang"	Shanghai Dajiang (Group) Stock Co., Ltd., an affiliated company of the Company, is a joint stock limited company incorporated in the PRC, the A Shares and the B Shares of which are listed on the Shanghai Stock Exchange;
"Share(s)"	share(s) of US$0.05 each in the issued share capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Special General Meeting"	the special general meeting of the Company to be convened for the purpose of considering and, if thought fit, passing the relevant resolutions to approve the Future Disposals and the adoption of the New Scheme and the Chinese Name;
"substantial shareholder"	shall have the meaning ascribed to it under Rule 1.01 of the Listing Rules; and
"US$"	United States dollars, the lawful currency of the United States.

For the purpose of this circular, the following exchange rates have been used for conversion into Hong Kong dollars for indication only : US$1.00 = HK$7.80 and RMB1.00 = HK$0.94.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Dhanin Chearavanont
Mr. Sumet Jiaravanon
Mr. Budiman Elkana*
Mr. Min Tieanworn
Mr. Prasert Poongkumarn
Mr. Thirayut Phitya-Isarakul
Mr. Thanakorn Seriburi
Mr. Veeravat Kanchanadul
Mr. Cheung Koon Yuet, Peter*

* *Independent non-executive directors*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal Place of Business:
21st Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

28th October, 2002

To the Shareholders

Dear Sir or Madam,

POSSIBLE MAJOR TRANSACTION

FURTHER DISPOSAL OF SHARES IN SHANGHAI DAJIANG (GROUP) STOCK CO., LTD.

ADOPTION OF NEW SHARE OPTION SCHEME

AND

ADOPTION OF CHINESE NAME

INTRODUCTION

The Directors announced on 4th October, 2002 (which announcement was published on 7th October, 2002) that pursuant to an ordinary resolution passed at the 2001 SGM held on 19th December, 2001, the Company has obtained an advance approval from the Shareholders to dispose of all or any part of the remaining B Shares of Shanghai Dajiang held by a subsidiary of the Company from time to time during the period up to 31st December, 2002.

The Group has since 19th December, 2001 made a series of on-market disposals of part of its shareholding in Shanghai Dajiang, the A Shares and the B Shares of which are listed on the

Shanghai Stock Exchange, to independent third parties. Immediately prior to the 2001 SGM, the Group held an aggregate of 256,112,032 Dajiang B Shares, representing approximately 37.9% of the total number of shares of Shanghai Dajiang in issue. Under the Pre-approved Disposals, the Group has up to the Latest Practicable Date disposed of a cumulative total of 155,843,008 Dajiang B Shares, reducing its percentage shareholding in Shanghai Dajiang to approximately 14.8%. The Pre-approved Disposals have been made on the Shanghai Stock Exchange at an average price of US$0.611 per Dajiang B Share, resulting in total gross proceeds of approximately US$95.20 million (approximately HK$742.56 million) for the Group.

The 2001 Approval will expire on 31st December, 2002 and the Company proposes to continue, when appropriate, to dispose on the market the remaining Dajiang B Shares held by it to independent third parties. As at the Latest Practicable Date, the Group holds 100,269,024 Dajiang B Shares. If none of such shares is disposed of by the Group up to 31st December, 2002 but all of them are disposed of during the period from 1st January, 2003 to 31st December, 2003 at the average price of US$0.590 per share (being the closing price per Dajiang B Share on the Shanghai Stock Exchange on 23rd October, 2002), the total gross proceeds of the Future Disposals would amount to US$59.16 million (approximately HK$461.45 million). It is therefore possible that the Future Disposals, on an aggregated basis, may constitute a major transaction of the Company under the Listing Rules depending on the size of the transactions effected. The Directors propose to seek the Shareholders' advance approval of such possible Future Disposals at the Special General Meeting.

The purpose of this circular is to provide you with information regarding the proposed Future Disposals, a summary of the principal terms of the New Scheme and details of the adoption of Chinese Name and to give notice to the Shareholders to convene the Special General Meeting to consider and, if thought fit, to approve, inter alia:

1. the proposed Future Disposals;

2. the adoption of the New Scheme; and

3. the adoption of the Chinese Name.

2001 APPROVAL

Pursuant to an ordinary resolution passed by the Shareholders at the 2001 SGM, the Company has obtained an advance approval from the Shareholders to dispose of all or any part of remaining Dajiang B Shares held by a subsidiary of the Company from time to time during the period after the 2001 SGM up to 31st December, 2002, which on an aggregated basis, might constitute a major transaction of the Company under the Listing Rules.

PRE-APPROVED DISPOSALS

Immediately after the 2001 SGM, the Group held an aggregate of 256,112,032 Dajiang B Shares, representing approximately 37.9% of the total number of shares of Shanghai Dajiang in issue.

During the period from 19th December, 2001 to 23rd October, 2002, the Group has effected a series of on-market disposals of a cumulative total of 155,843,008 Dajiang B Shares to independent third parties who are unrelated to any director, chief executive or substantial shareholder of the Company or any of its subsidiaries, or to any of their respective associates. Immediately following the Pre-approved Disposals, the Group's shareholding in Shanghai Dajiang was reduced to 100,269,024 Dajiang B Shares, representing an approximately 14.8% shareholding in Shanghai Dajiang.

The Pre-approved Disposals have been made on the Shanghai Stock Exchange at an average price of US$0.611 per Dajiang B Share. (This average price represents a premium of approximately 3.6% to the closing price of Dajiang B Shares on the Shanghai Stock Exchange on 23rd October, 2002, being US$0.590 per share.) The gross proceeds for the Group arising from the Pre-approved Disposals amounted to approximately US$95.20 million (approximately HK$742.56 million). The net proceeds has been used by the Company to reduce its indebtedness in accordance with the debt restructuring arrangements referred to below. The Pre-approved Disposals have resulted in a profit of US$77.76 million (approximately HK$606.53 million) in the books of the Company.

SHANGHAI DAJIANG

Shanghai Dajiang is a joint stock limited company incorporated in the PRC, the A Shares and the B Shares of which are listed on the Shanghai Stock Exchange. It is principally engaged in the production and sale of animal feeds, chickens and processed meat.

Based on its audited accounts, the audited net profit / (loss) of Shanghai Dajiang before and after taxation, extraordinary items and minority interests for the two years ended 31st December, 2000 and 2001, and its net tangible assets as at 31st December, 2000 and 2001, are set out below:

		2000		**2001**	
		RMB'000	***HK$'000***	***RMB'000***	***HK$'000***
Net profit / (loss)	before	29,210	27,457	(121,286)	(114,009)
	after	9,430	8,864	(141,563)	(133,069)
Net tangible assets		867,785	815,718	730,794	686,946

SHAREHOLDING IN SHANGHAI DAJIANG OF THE GROUP BEFORE AND AFTER THE PRE-APPROVED DISPOSALS

The following table sets out the Group's shareholding in Shanghai Dajiang before and after the Pre-approved Disposals: –

	As at 19th December, 2001, being the date of the 2001 SGM	As at the Latest Practicable Date after the Pre-approved Disposals
Number of Dajiang B Shares held by the Group	256,112,032	100,269,024
% of the total number of shares of Shanghai Dajiang in issue	37.9%	14.8%

THE FUTURE DISPOSALS

Continuing sale of Dajiang B Shares

As previously disclosed in the announcements issued by the Company dated 28th February, 2001 and 23rd October, 2001 in connection with the Group's debt restructuring arrangements, the Group is required to make scheduled distributions to its creditors to reduce its indebtedness and such distributions are to be funded by various means including cashflows from operations and proceeds from asset disposals.

The minority shareholding interests of the Group in Shanghai Dajiang, in the form of Dajiang B Shares listed on the Shanghai Stock Exchange, are amongst the Group's major assets which can be readily disposed of, and the Future Disposals, if effected, will form part of the overall asset disposal program contemplated under the Group's debt restructuring arrangements.

The 2001 Approval will expire on 31st December, 2002. In order to continue with the asset disposal program contemplated under the Group's debt restructuring arrangements referred to above, the Company proposes to continue, when appropriate, to dispose on the market the remaining Dajiang B Shares held by it to independent third parties who will be unrelated to any director, chief executive or substantial shareholder of the Company or any of its subsidiaries, or to any of their respective associates. The net proceeds of the Future Disposals will be used for reducing the Group's debts.

Possible major transaction

As at the Latest Practicable Date, the Group holds 100,269,024 Dajiang B Shares and the book value of which is US$6.12 million (approximately HK$47.74 million). If none of such shares is disposed of by the Group up to 31st December, 2002 but all of them are disposed of during the period from 1st January, 2003 to 31st December, 2003 at the average price of

US$0.590 per share (being the closing price per Dajiang B Share on the Shanghai Stock Exchange on 23rd October, 2002), the total gross proceeds of the Future Disposals would amount to US$59.16 million (approximately HK$461.45 million) and such disposals as a whole are expected to result in an estimate profit of US$53.04 million (approximately HK$413.71 million) in the books of the Company. It is therefore possible that the Future Disposals, on an aggregated basis, may constitute a major transaction of the Company under the Listing Rules depending on the size of the transactions effected and may only be proceeded with by the Group with the approval of the Shareholders.

As the same listed shares in Shanghai Dajiang would be available to any potential purchasers from other sources in the market for immediate and unconditional settlement, it would not be practicable for the Company to seek the approval of the Shareholders prior to any on-market disposal of its Dajiang B Shares under the Future Disposals which may, on an aggregated basis, constitute a major transaction of the Company under the Listing Rules. Accordingly, the Directors propose to seek the advance approval from Shareholders of such possible Future Disposals which may be effected by the Company at any time during the period from 1st January, 2003 up to 31st December, 2003 at the Special General Meeting. Such advance approval would enable the Directors to exercise their judgment in determining the most favourable time to effect Future Disposals taking into account the then prevailing market conditions, prospects of Shanghai Dajiang and financial position of the Group.

Approval by the Shareholders

As the same listed shares in Shanghai Dajiang are available from other sources in the market for immediate unconditional settlement, it would not be practicable for the Company to seek the approval of the Shareholders prior to every on-market disposal of the Dajiang B Shares, the Company wishes to obtain the advance approval of the Shareholders in respect of each and every on-market transaction under the Future Disposals which may be effected by the Company at any time during the period up to 31st December, 2003.

The Company will disclose details of the Future Disposals in the Company's next annual reports when such transactions have actually been made.

EXISTING SCHEME

The Existing Scheme has expired on 9th April, 2002. As at the Latest Practicable Date, an aggregate of 68,679,248 Shares (representing 3.2% of the Shares in issue as at the Latest Practicable Date) remain issuable upon the exercise in full of all the outstanding options granted under the Existing Scheme which are yet to be exercised. The outstanding options under the Existing Scheme will remain valid in accordance with the terms of the Existing Scheme after the adoption of the New Scheme. During the term of the Existing Scheme, 311,961,678 options have been granted among which 90,066,000 options, 140,216,430 options and 13,000,000 options have been exercised, lapsed and cancelled respectively throughout the years. The Board considers that it is in the best interests of the Company to adopt the New Scheme and proposes to adopt the same at the Special General Meeting.

NEW SCHEME

A summary of the principal terms of the proposed New Scheme is set out in the Appendix I to this circular.

The purpose of the New Scheme is to enable the Board to grant options to selected Eligible Persons as incentives or rewards for their contribution or potential contribution to the Group. The Board considers that it is in line with modern commercial practice that appropriate Eligible Persons determined by the Board from time to time on the basis of their contribution or potential contribution to the development and growth of the Group, should be given incentives in the form of options to subscribe for Shares.

The terms of the New Scheme provide that in granting options under the New Scheme, the Board can determine whether there is any minimum holding period, and whether there is any performance target which must be achieved, before an option granted under the New Scheme can be exercised. The Board will also determine the option price per Share payable on the exercise of an option according to the terms of the New Scheme. With such conditions, together with the incentive that the option will bring about, the Board would be able to ensure a specified level of standard, which the Board believes, will serve the purpose of the New Scheme. Subject to the New Scheme becoming effective, the Board intends to exercise its powers under the New Scheme during the Scheme Period with the objective of serving the purposes of the New Scheme as stated above.

The Board considers that it is not appropriate to state the value of all options that can be granted under the New Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the option value have not been determined. Such variables include the exercise price, exercise period, lock up period (if any), performance targets set (if any) and other relevant variables. The Board believes that any calculation of the value of any option which might have been granted on the Latest Practicable Date would be based on a number of speculative assumptions and would therefore not be meaningful but would be misleading to the Shareholders.

Subject to the obtaining of Shareholders' approval with respect to the adoption of the New Scheme, the total number of Shares which may be issued upon exercise of all options which may be granted under the New Scheme and any other share option schemes of the Company (excluding, for this purpose, (i) those Shares issuable upon exercise of all options which will in the meantime have been granted but which have lapsed in accordance with the terms of the New Scheme and any other share option schemes of the Company; and (ii) the 68,679,248 Shares which remain issuable upon the exercise in full of all outstanding options granted pursuant to Existing Scheme) must not in aggregate exceed 10% of the Shares in issue at the date of approval of the New Scheme.

Assuming no Shares will be issued or repurchased from the Latest Practicable Date to the date of the Special General Meeting on which the New Scheme is expected to be adopted by the Shareholders, the total number of the Shares in issue as at the date of the Special General Meeting will be 2,158,480,786. Subject to the New Scheme becoming effective, the Company may grant options under the New Scheme and any other share option schemes of the Company in respect of which up to 215,848,078 Shares may be issued.

A copy of the proposed New Scheme will be available for inspection at the principal place of business of the Company in Hong Kong at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong during normal business hours on any business day (except public holidays) from 28th October, 2002 up to and including 26th November, 2002 and will also be available for inspection at the Special General Meeting.

CONDITIONS

The New Scheme will become effective for the 10-year period ending at the close of business on the day immediately preceding the tenth anniversary of the date of the Special General Meeting subject to:

(a) the passing by the Shareholders of an ordinary resolution at the Special General Meeting to approve the adoption of the New Scheme;

(b) the Bermuda Monetary Authority granting the approval for the granting of options under the New Scheme and the issue and allotment of Shares pursuant to the exercise of such options; and

(c) the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, up to 215,848,078 Shares (subject to adjustment as is permissible under the rules of the New Scheme), representing 10% of the Shares in issue as at the date of the Special General Meeting (assuming no Shares will be issued or repurchased by the Company from the Latest Practicable Date to such date), which may be issued pursuant to the exercise of options granted under the New Scheme.

PRESENT STATUS OF THE NEW SCHEME

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for the grant of listing of and permission to deal in the Shares up to 215,848,078 Shares (subject to adjustment as is permissible under the rules of the New Scheme), representing 10% of the Shares in issue as at the date of the Special General Meeting (assuming no Shares will be issued or repurchased by the Company from the Latest Practicable Date to such date) which may be issued pursuant to the exercise of options granted under the New Scheme. As at the Latest Practicable Date, no option has been granted or agreed to be granted under the New Scheme.

ADOPTION OF CHINESE NAME

As an oversea company is now allowed pursuant to a circular no.1/2001 of the Companies Registry in Hong Kong dated 22nd June, 2001 to register a Chinese name in Hong Kong notwithstanding the fact that only the English name appears in its certificate of incorporation, the Board proposes to seek the Shareholders' approval of the adoption of "卜蜂國際有限公司" as the Chinese Name of the Company for the purpose of registration in Hong Kong.

As the proposed adoption of the Chinese Name will not have any effect on the rights of the Shareholders, existing share certificates of the Company bearing the English name of the Company shall continue to be evidence of title to the Shares and be accepted for trading and settlement purposes. It is not necessary for the Company to issue any new share certificate upon completion of the adoption of the Chinese Name.

The adoption of the Chinese Name by the Company is subject to the passing of a special resolution by Shareholders at the Special General Meeting and the registration with the Registrar of Companies in Hong Kong.

SPECIAL GENERAL MEETING

Set out on pages 31 and 32 is a notice convening the Special General Meeting to be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 26th November, 2002 at 9:30 a.m. at which relevant resolutions will be proposed to approve (i) the Future Disposals (ii) the adoption of the New Scheme and (iii) the adoption of the Chinese Name.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not you are able to attend the meeting in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the branch share registrars of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the Special General Meeting. Completion of the form of proxy will not preclude you from attending and voting at the Special General Meeting or any adjournment thereof should you so wish.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the Special General Meeting in respect of the ordinary resolution relating to the adoption of the New Scheme on the business day following the date of the Special General Meeting.

RECOMMENDATION

Having regard to the information described above, the Board considers that the Future Disposals are fair and reasonable and in the best interests of the Company and the Shareholders as a whole. The Board also considers that the adoption of the New Scheme and the adoption of the Chinese Name are in the best interests of the Company and the Shareholders as a whole.

Accordingly, the Board recommends you to vote in favour of each of the relevant resolutions to be proposed at the Special General Meeting.

LETTER FROM THE CHAIRMAN

FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices of this circular.

Yours faithfully,
For and on behalf of the Board of
C.P. Pokphand Co. Ltd.
Sumet Jiaravanon
Chairman

The following is a summary of the principal terms of the rules of the New Scheme proposed to be adopted at the Special General Meeting: –

1. Purpose of the New Scheme

The purpose of the New Scheme is to enable the Board to grant options to selected Eligible Persons as incentives or rewards for their contribution or potential contribution to the Group.

2. Who may join and basis of eligibility

The Board may, at its absolute discretion and on such terms as it may think fit, grant options to any Eligible Person to subscribe at a price calculated in accordance with paragraph 3 below for such number of Shares as it may determine in accordance with the terms of the New Scheme.

The basis of eligibility of any of the Eligible Persons to the grant of options shall be determined by the Board from time to time on the basis of his contribution or potential contribution to the development and growth of the Group.

3. Option price for subscription of Shares

The option price per Share payable on the exercise of an option is to be determined by the Board provided always that it shall be at least the higher of:

(i) the closing price of the Shares as stated in the daily quotations sheet issued by the Hong Kong Stock Exchange for the date of offer of grant (which is deemed to be the date of grant if the offer for the grant of an option is accepted by the Eligible Person), which must be a business day; and

(ii) the average closing price of the Shares as stated in the daily quotations sheets issued by the Hong Kong Stock Exchange for the five business days immediately preceding the date of offer of grant (which is deemed to be the date of grant if the offer for the grant of an option is accepted by the Eligible Person),

(as subsequently adjusted pursuant to the terms of the New Scheme, if relevant), provided that the option price per Share shall in no event be less than the nominal amount of one Share.

4. Acceptance of offers

An offer for the grant of options must be accepted within twenty-one days inclusive of the day on which such offer was made. The amount payable by the grantee of an option to the Company on acceptance of the offer for the grant of an option is HK$10.00.

5. Maximum number of Shares

(A) Subject to sub-paragraph (B) and (C) below, the maximum number of Shares issuable upon exercise of all options to be granted under the New Scheme and any other share option schemes of the Company as from the commencement of the Scheme Period (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Scheme or any other share option schemes of the Company) must not in aggregate exceed 10% of the Shares in issue as at the date of the Special General Meeting (the "Scheme Mandate"). The Shares underlying any options granted under the New Scheme or any other share option schemes of the Company which have been cancelled (but not options which have lapsed) will be counted for the purpose of the Scheme Mandate.

(B) The Scheme Mandate may be refreshed at any time by obtaining approval of the Shareholders in general meeting provided that the new limit under the refreshed Scheme Mandate must not exceed 10% of the Shares in issue at the date of the Shareholders' approval of such refreshed Scheme Mandate. Options previously granted under the New Scheme or any other share option schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with the terms of the New Scheme or any other share option schemes of the Company) will not be counted for the purpose of calculating the total number of Shares subject to the refreshed Scheme Mandate.

(C) The Company may also, by obtaining separate approval of the Shareholders in general meeting, grant options beyond the Scheme Mandate provided the options in excess of the Scheme Mandate are granted only to Eligible Persons specifically identified by the Company before such approval is sought.

(D) The aggregate number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes of the Company must not exceed 30% of the Shares in issue from time to time.

6. Maximum entitlement of each Eligible Person

The maximum number of Shares issued and to be issued upon exercise of options granted under the New Scheme and any other share option schemes of the Company to any Eligible Person (including cancelled, exercised and outstanding options), in any 12-month period up to the date of grant shall not exceed 1% of the Shares in issue. Any further grant of options in excess of such limit must be separately approved by Shareholders with such Eligible Person and his associates abstaining from voting.

7. Grant of options to certain connected persons

(A) Any grant of an option to a Director, chief executive or substantial shareholder of the Company (or any of their respective associates) must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the option).

(B) Where any grant of options to a substantial shareholder of the Company or an independent non-executive Director (or any of their respective associates) will result in the total number of Shares issued and to be issued upon exercise of options already granted and to be granted to such person under the New Scheme and any other share option schemes of the Company (including options exercised, cancelled and outstanding) in any 12-month period up to and including the date of grant (in relation to any option the offer of which is accepted by such person to whom the offer was made, the date on which an option is offered to such person, which must be a business day): –

(i) representing in aggregate over 0.1% of the Shares in issue; and

(ii) having an aggregate value, based on the closing price of the Shares at each date of grant (in relation to any option the offer of which is accepted by such person to whom the offer was made, the date on which an option is offered to such person, which must be a business day), in excess of HK$5 million,

such further grant of options is required to be approved by Shareholders at a general meeting of the Company, with voting to be taken by way of poll. All connected persons of the Company shall abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular which the Company is required to send to Shareholders in accordance with the Listing Rules. Any change in the terms of an option granted to a substantial shareholder of the Company or an independent non-executive Director or any of their respective associates is also required to be approved by Shareholders in the aforesaid manner.

8. Time of exercise of option

An option may be exercised in accordance with the terms of the New Scheme at any time during a period commencing on such date on or after the date on which the option is granted as the Board may determine in granting the option and expiring at the close of business on such date as the Board may determine in granting the option but in any event shall not exceed ten years from the date of grant (which is the date of offer of grant if the offer for the grant of the option is accepted).

9. Performance targets

Save as determined by the Board and provided in the offer of the grant of the relevant options, there is no performance target which must be achieved before any of the options can be exercised.

10. Ranking of Shares

If under the terms of a resolution passed or an announcement made by the Company prior to the date of exercise of an option, a dividend is to be or is proposed to be paid, or Shares are to be issued or proposed to be issued by way of the capitalisation of profits or reserves or by way of rights under an offer made pro rata, to Shareholders on the register of members of the Company on a date prior to such date of exercise, the Shares to be issued upon such exercise will not rank for such dividend or such Shares. Subject as aforesaid, Shares allotted upon the exercise of an outstanding option will be subject to all the provisions of the memorandum of association and bye-laws of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of such exercise. Shares allotted upon the exercise of an option for the time being outstanding shall not carry voting rights until completion of the registration of the option holder (or any other person) as the holder thereof.

11. Rights are personal to grantee

An option shall not be transferable or assignable and shall be personal to the grantee of the option.

12. Rights of exercise for grantees who were Category A Eligible Persons

If a grantee of an option who at the time of grant of an option to him qualified as an Eligible Person because he was a Category A Eligible Person ceases to be such a Category A Eligible Person: –

(i) by reason of ill-health or injury or disability or death, then he or (as the case may be) his personal representative(s) may exercise his outstanding option within six months or up to the expiration of the relevant option period, whichever is earlier, failing which the option will lapse; or

(ii) because the relevant member of the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder by reason of his employment or engagement with, or secondment to, which he qualified as a Category A Eligible Person at the time the option was granted ceases to be a member of the Group or a Controlling Shareholder or a company controlled by the relevant Controlling Shareholder (as the case may be), then he may exercise his outstanding option within six months or up to the expiration of the relevant option period, whichever is earlier, failing which the option will lapse; or

(iii) by reason of retirement in accordance with his contract of employment or service, then he may exercise his outstanding option within six months after he so ceases or, if the Board in its absolute discretion determine, within six months following the date of his sixtieth birthday where the retirement takes effect prior to such date, failing which the option will lapse; or

(iv) by reason of voluntary resignation or dismissal, or upon expiration of his term of directorship (unless immediately renewed upon expiration), or by termination of his employment or service in accordance with the termination provisions of his contract of employment or service by the relevant company otherwise than by reason of redundancy, then his outstanding options shall lapse on the date he so ceases; or

(v) on the grounds that he has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally or has committed any serious misconduct or has been convicted of any criminal offence (other than an offence which in the opinion of the Board does not bring the grantee or the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder into disrepute), then his outstanding options shall lapse automatically on the date of his ceasing to be an Eligible Person; or

(vi) for any other reason, any options exercisable at the date he so ceases may be exercised within three months of the date he so ceases, failing which the option will lapse,

provided always that in each case the Board in its absolute discretion may decide that such options or any part thereof shall not so lapse or determined subject to such conditions or limitations as it may decide.

13. Rights of exercise for grantees who were Category B Eligible Persons

If a grantee of an option who at the time of grant of an option to him qualified as an Eligible Person because he was a Category B Eligible Person: –

(i) ceases to be a Category B Eligible Person by reason that such grantee ceases to be a holder of any securities issued by the relevant member of the Group or the relevant Controlling Shareholder or the relevant company controlled by a Controlling Shareholder, then his outstanding option shall lapse on the date he so ceases; or

(ii) ceases to be a Category B Eligible Person because the relevant member of the Group by reason of his holding of securities in which he qualified as a Category B Eligible Person at the time the option was granted ceases to be a member of the Group, then he may exercise his outstanding option within six months after he so ceases or up to the expiration of the option period, whichever is earlier, failing which the option will lapse; or

(iii) ceases to be a Category B Eligible Person because the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder by reason of his holding of securities in which he qualified as a Category B Eligible Person at the time the option was granted ceases to be a Controlling Shareholder or a company controlled by the relevant Controlling Shareholder (as the case may be), then his outstanding option shall lapse on the date he so ceases; or

(iv) (if the grantee is an individual) dies, then his personal representative(s) may exercise his outstanding option within six months after his death or up to the expiration of the option period, whichever is earlier, failing which the option will lapse; or

(v) has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally or has committed any serious misconduct or has been convicted of any criminal offence (other than an offence which in the opinion of the Board does not bring the grantee or the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder into disrepute), then his outstanding option shall lapse automatically on the date of the relevant court order, resolution, misconduct or conviction or the effective date of the relevant arrangements or composition (as the case may be),

provided always that in each case the Board in its absolute discretion may decide that such option or any part thereof shall not so lapse or determine subject to such conditions or limitations as it may decide.

14. Rights of exercise for grantees who were Category C Eligible Persons

If a grantee of an option who at the time of grant of an option to him qualified as an Eligible Person because he was a Category C Eligible Person: –

(i) has, in the absolute determination of the Board, committed any breach of contract entered into between such Eligible Person and the relevant member of the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder; or

(ii) has committed any act of bankruptcy or become insolvent or made any arrangements or composition with his creditors generally or committed any serious misconduct or been convicted of any criminal offence (other than an offence which in the opinion of the Board does not bring the grantee or the Group or the relevant Controlling Shareholder or the relevant company controlled by the relevant Controlling Shareholder into disrepute);

then his outstanding options shall lapse and determine automatically on the date of the Board's determination referred to in (i) above or, as the case may be, the date of the relevant court order, resolution, misconduct or conviction or the effective date of the relevant arrangements or composition (as the case may be) for the relevant event referred to in (ii) above; or

(iii) if the grantee (if he is an individual) dies, then his personal representative(s) may exercise his outstanding option within six months after his death or up to the expiration of the option period, whichever is earlier, failing which the option will lapse,

provided always that in each case the Board in its absolute discretion may decide that such options or any part thereof shall not so lapse or determined subject to such conditions or limitations as it may decide.

15. Rights on exercise for grantees which were companies controlled by any of the Eligible Persons

In respect of any option granted to a company which qualified as an Eligible Person because it was a company controlled by a person ("Such Person") who was a Category A Eligible Person or Category B Eligible Person or Category C Eligible Person: –

(i) the relevant provisions set out in paragraph 12, 13, or 14 (as the case may be) would apply to its outstanding option as if the option had been granted to Such Person; and

(ii) its outstanding option shall lapse on the date it ceases to be a company controlled by Such Person,

provided always that in each case the Board in its absolute discretion may decide that such options or any part thereof shall not so lapse or determine subject to such conditions or limitations as it may decide.

16. Failure to meet continuing eligibility criteria

If the Board in the offer granting the relevant option has specified that the grantee has to meet certain continuing eligibility criteria and that the failure of the grantee to meet any such continuing eligibility criterion would entitle the Company to cancel the option then outstanding (or part thereof), then upon the failure of the grantee to meet any such continuing eligibility criterion, his outstanding option shall lapse and determine on the date the Board exercises the Company's right to cancel the option on the ground of such failure.

17. Rights on a general offer

If a general offer by way of takeover is made to all the Shareholders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror, the grantee of an option shall, subject to paragraph 8 above, be entitled to exercise at any time within a period of fourteen days after such control has been obtained by the offeror any option in whole or in part to the extent not already exercised (and notwithstanding any restrictions which would otherwise have prevented such option from being exercisable at that time). For the avoidance of doubt, an option not so exercised shall remain valid in accordance with its terms and subject to such restrictions as applied to it before the general offer.

18. Rights on winding-up

If notice is given by the Company to Shareholders of a general meeting at which a resolution will be proposed for the voluntary winding-up of the Company, the Company shall forthwith give notice to all grantees of options and each grantee shall be entitled, at any time no later than two business days prior to the proposed general meeting of the Company to exercise any of his outstanding options in whole or in part to the extent not already exercised (and notwithstanding any restrictions which would otherwise have prevented such option from being exercisable at that time). If such resolution is duly passed, all options shall, to the extent that they have not been exercised, thereupon lapse and determine on the commencement of the winding-up.

19. Rights on compromise or arrangement

In the event of a compromise or arrangement between the Company and Shareholders or the Company's creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Company pursuant to the Companies Act 1981, as amended, of Bermuda, notice of the relevant meeting shall be given to the grantees of options on the same day notice is given to the Shareholders and the Company's creditors, and thereupon each grantee (or where permitted his personal representative(s)) may forthwith and until the expiry of the period commencing with such date and ending with the earlier of the date falling two calendar months thereafter and the date on which such compromise or arrangement is sanctioned by the Supreme Court of Bermuda be entitled to exercise his option, but such exercise of an option shall be conditional upon such compromise or arrangement being sanctioned by the Supreme Court of Bermuda and becoming effective. Failing such exercise, all options will lapse.

20. Lapse of options

An option shall lapse automatically on the earliest of: –

(i) the expiry of the period referred to in paragraph 8 above;

(ii) the date on which the grantee commits a breach of paragraph 11 above, if the Board shall exercise the Company's right to cancel the option;

(iii) the expiry of the relevant period or the occurrence of the relevant event referred to in paragraph 12, 13, 14, 15 or 16 above; and

(iv) the expiry of any of the relevant periods referred to in paragraph 18 or 19 above.

21. Cancellation of options granted but not yet exercised

Following the cancellation of any options granted under the New Scheme but not exercised, new options may only be granted to the same grantee under the New Scheme with available unissued options (excluding the cancelled options) within the limit of the Scheme Mandate then available to the Board.

22. Effects of alterations to capital

In the event of any reduction of share capital, sub-division or consolidation of the shares of the Company or any capitalisation issue or rights issue, the number of Shares comprised in each option and/or the option price may be adjusted in such manner as the Board (having, except in the case of an issue of Shares by way of the capitalisation of profits or reserves, received a statement in writing from the auditors of the Company or an independent financial adviser appointed for such purpose that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate, provided always that (in the case of adjustment to the number of Shares comprised in each outstanding option) the grantee shall have the same proportion of the equity capital of the Company as that to which he was entitled before such adjustments, and that no such adjustments shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of Shares as consideration in a transaction will not be regarded as a circumstance requiring adjustment.

23. Period of the New Scheme

The New Scheme will remain in force for a period of ten years commencing on the date on which the New Scheme is adopted by Shareholders in general meeting and shall expire at the close of business on the day preceding the tenth anniversary thereof unless terminated earlier by Shareholders in general meeting.

24. Alteration to the New Scheme

(A) No amendment shall be made to the terms and conditions of the New Scheme which extends the class of Eligible Persons, or alters to the advantage of the grantees of the options relating to matters governed by Rule 17.03 of the Listing Rules except with the prior approval of the Shareholders in general meeting.

(B) Any amendment to any terms of the New Scheme which are of a material nature or any change to the options granted must be approved by Shareholders in general meeting except where the alterations take effect automatically under the existing terms of the New Scheme.

(C) Any change to the authority of the Board in relation to any alteration to the terms of the New Scheme must be approved by Shareholders in general meeting.

(D) Any amendment to any terms of the New Scheme or the options granted shall comply with the relevant requirements of Chapter 17 of the Listing Rules.

25. Restrictions on the time of grant of option

A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, no option may be granted during the period commencing one month immediately preceding the earlier of : (i) the date of the Board meeting for the approval of the Company's interim or annual results; and (ii) the deadline for the Company to publish its interim or annual results announcement, and ending on the date of the results announcement. The period during which no option may be granted will cover any period of delay in the publication of a results announcement.

26. Termination to the New Scheme

The Company may, with the approval in general meeting of the Shareholders, terminate the New Scheme at any time following which no further grant of options shall be offered but in all other respects the rules of the New Scheme shall continue in full force and effect in respect of such options as may have been granted under the New Scheme prior to such termination. Any options granted prior to such termination, including options exercised or outstanding, under the New Scheme shall continue to be valid and exercisable in accordance with the rules of the New Scheme.

27. Conditions of the New Scheme

The New Scheme is conditional on (1) the passing by the Shareholders of ordinary resolutions at the Special General Meeting to approve the adoption of the New Scheme; and (2) the Listing Committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, up to 215,848,078 Shares (subject to adjustment as is permissible under the rules of the New Scheme), representing 10% of the Shares in issue as at the date of the Special General Meeting (assuming no Shares will be issued or repurchased by the Company prior to such date), which may be issued pursuant to the exercise of any options which may be granted under the New Scheme.

INDEBTEDNESS

As at the close of business on 31st August, 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, there were outstanding two series of unsecured floating rate notes ("FRNs") issued by the Company, the first of which originally due on 30th March, 1999 in the principal amount of US$150.00 million (approximately HK$1,170.00 million) and the second due on 20th April, 2000 in the principal amount of 92.80 million (approximately HK$723.84 million). In addition, there were outstanding a separate series of unsecured FRNs due on 20th July, 2001 in the principal amount of US$135.00 million (approximately HK$1,053.00 million) issued by a subsidiary and guaranteed by the Company. The total amount outstanding under these three series of FRNs was US$202.88 million (approximately HK$1,582.46 million). There were also outstanding term loans of US$130.74 million (approximately HK$1,019.77 million), of which US$45.12 million (approximately HK$351.94 million) was guaranteed by the Group, US$11.34 million (approximately HK$88.45 million) was secured by the Group's assets and US$74.28 million (approximately HK$579.38 million) was unsecured, and short-term loans repayable within one year of US$341.46 million (approximately HK$2,663.39 million), of which US$179.34 million (approximately HK$1,398.85 million) was guaranteed by the Group, US$108.75 million (approximately HK$848.25 million) was secured by the Group's assets, US$12.22 million (approximately HK$95.32 million) was guaranteed by and / or secured by the assets of third parties (including the local partners in the Group's PRC joint ventures) and US$41.15 million (approximately HK$320.97 million) was unsecured. As at 31st August, 2002, a guarantee of US$5.90 million (HK$46.02 million) was given by the Company to the bank of a subsidiary of a related company.

Save as aforesaid and as otherwise mentioned in this circular, the Group did not have outstanding, at the close of business on 31st August, 2002, any loan capital, bank overdrafts, liabilities under acceptance or other similar indebtedness, debentures, mortgages, charges or acceptance credits or finance leases or hire purchase commitments or any guarantees or other material contingent liabilities.

Save as disclosed herein, there has not been any material adverse change in the indebtedness and contingent liabilities of the Group since 31st August, 2002.

WORKING CAPITAL

The Directors are of the opinion that the Group has sufficient working capital for its present requirements.

FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The Company entered into the formal Group Restructuring Agreement with its bank creditors on 28th February, 2001 (the "Restructuring Agreement"). The Restructuring Agreement has provided for the Company's indebtedness and the indebtedness of the Company's subsidiaries participating in the restructuring scheme, to be paid down, according to a schedule, over the period to 31st December, 2002 (and the Company's creditors subsequently agreed to an extension of such period by 12 months to 31st December, 2003) and for any remaining indebtedness to be

refinanced thereafter. In order to reduce the Group's indebtedness to a manageable level so as to allow a residual debt refinancing, while at the same time allow the Group to retain core assets and sufficient working capital so as to achieve profitability for its core business and maintain an adequate cash flow, the Group has implemented an asset disposal programme which has been ongoing since 1998. The Group will continue to execute its asset disposal programme with a view to generating cash proceeds to further reduce the Group's indebtedness. The Group is engaged in the trading of agricultural products, feedmill and poultry operations, the production and sale of motorcycles and accessories for automotives and property and investment holding. In order to strengthen its business position, the Group will continue to focus on consolidating its business and increasing operational efficiencies while at the same time, upgrading its existing knowhow and moving towards hi-tech development. The accession to the World Trade Organisation by the PRC in November, 2001 is expected to generate increased business opportunities in the region. The Group remains observant of the potential impact of this event on its business.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the securities of the Company and its associated corporations (within the meaning of the SDI Ordinance) which have been notified to the Company and the Hong Kong Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

The Company

Name of Director	Nature of Interests	Number of Shares
Dhanin Chearavanont	Corporate(1)	1,066,662,834
Sumet Jiaravanon	Corporate(1)	1,066,662,834(2)

Notes:

(1) 447,470,889 Shares were held by Perfect Investment Limited, 572,482,210 Shares were held by Pakeman Co. Inc. and its subsidiary and 46,709,735 Shares were held by CPI Holding Co., Ltd. Dhanin Chearavanont and Sumet Jiaravanon have beneficial interest in these three companies.

(2) 1,066,662,834 Shares are duplicated in the corporate interests attributable to Dhanin Chearavanont.

Associated corporations

Name of Director/ Chief Executive	Name of corporation in which notifiable interest is held	Number of shares held
Dhanin Chearavanont	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770
	P.T. Surya Hidup Satwa	104,400,000
Sumet Jiaravanon	Ek Chor China Motorcycle Co. Ltd.	80,000
	P.T. Central Proteinaprima	214,167,770*
	P.T. Surya Hidup Satwa	104,400,000*
Thanakorn Seriburi	Chia Tai Quanzhou Company Limited	20,000
	Ek Chor China Motorcycle Co. Ltd.	100,000

* The interests in these shares duplicate the interests of Dhanin Chearavanont in the same shares disclosed above.

Share options

Certain Directors were granted share options under the Existing Scheme. The interests of the Directors in options to subscribe for the Shares under the Existing Scheme as at the Latest Practicable Date were as follows:

Name of Director	Date of grant	Number of options held as at the Latest Practicable Date	Period during which options are exercisable	Price Per Share to be paid on exercise of options *HK$*
Prasert Poongkumarn	20th May, 1994	18,479,248	20th May, 1994 to 20th May, 2004	1.752
Thirayut Phitya-Isarakul	10th August, 1998	25,000,000	10th August, 1998 to 10th August, 2008	0.3875
Thanakorn Seriburi	10th August, 1998	17,500,000	10th August, 1998 to 10th August, 2008	0.3875

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any interest in the securities of the Company or any associated corporations which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register kept by the Company pursuant to Section 16(1) of the SDI Ordinance, the following persons were interested in 10 per cent. or more of the issued share capital of the Company or of other members of the Group:

Name of Shareholder	Percentage	*Notes*	Number of Shares
Charoen Pokphand Overseas Investment Company Limited	9.24	*1*	199,507,249
Charoen Pokphand (Hong Kong) Company Limited	9.24	*1*	199,507,249
Chia Tai International Investment Company Limited	11.50	*2*	247,963,640
Charoen Pokphand (China) Company Limited	11.50	*2*	247,963,640
Charoen Pokphand Holding Company Limited	20.74	*3*	447,470,889
Perfect Investment Limited	20.74	*4*	447,470,889
Pakeman Co. Inc.	26.52	*5*	572,482,210
CPI Holding Co., Ltd.	2.16	*6*	46,709,735
Dhanin Chearavanont	49.42	*7*	1,066,662,834
Sumet Jiaravanon	49.42	*7*	1,066,662,834

Notes:

1 Charoen Pokphand Overseas Investment Company Limited directly owned 199,507,249 Shares. Charoen Pokphand (Hong Kong) Company Limited has also declared an interest in these same 199,507,249 Shares by virtue of its shareholding in Charoen Pokphand Overseas Investment Company Limited.

2 Chia Tai International Investment Company Limited directly owned 247,963,640 Shares. Charoen Pokphand (China) Company Limited has also declared an interest in these same 247,963,640 Shares by virtue of its shareholding in Chia Tai International Investment Company Limited.

3 Certain of the subsidiaries of Charoen Pokphand Holding Company Limited beneficially owned 199,507,249 Shares. It has also declared an additional interest in the same 247,963,640 Shares referred to in note 2 above by virtue of its shareholding in Charoen Pokphand (China) Company Limited.

4 Perfect Investment Limited has declared an interest in the same 447,470,889 Shares which Charoen Pokphand Holding Company Limited has declared an interest, by virtue of its shareholding in Charoen Pokphand Holding Company Limited.

5 Pakeman Co. Inc. and its subsidiary beneficially owned a total of 572,482,210 Shares.

6. CPI Holding Co., Ltd. directly owned 46,709,735 Shares.

7. Each of Dhanin Chearavanont and Sumet Jiaravanon has declared an interest in an aggregate of 1,066,662,834 Shares, comprising the 447,470,889 Shares in which Perfect Investment Limited has declared an interest (see Note 4 above), the 572,482,210 Shares in which Pakeman Co. Inc. has declared an interest (see Note 5 above) and the 46,709,735 Shares in which CPI Holding Co., Ltd. has declared an interest (see Note 6 above) by virtue of their respective beneficial shareholding interests in these three companies.

Save as disclosed herein, the Directors and the chief executive of the Company are not aware of any person who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or its subsidiaries as at the Latest Practicable Date.

MATERIAL CONTRACTS

The following contracts, not being contracts in the ordinary course of business, have been entered into by the Group within the two years preceding the Latest Practicable Date and are or may be material:

(a) the Restructuring Agreement;

(b) the agreement dated 29th November, 2001 made between Chia Tai (China) Agro-Industrial Ltd ("Chia Tai Agro"), a wholly-owned subsidiary of the Company, and Plenty Type Limited ("Plenty Type") pursuant to which Chia Tai Agro has transferred all of its 49% shareholding interest in Chia Tai Shenyang Company Limited together with the benefit of a loan owed to Chia Tai Agro by Chia Tai Shenyang Company Limited to Plenty Type at a total consideration of US$1,481,952;

(c) the agreement dated 29th November, 2001 made between Chia Tai Agro and Plenty Type pursuant to which Chia Tai Agro has transferred all of its 49% shareholding interest in Chia Tai Lianyungang Company Limited to Plenty Type at a consideration of US$2,341,000;

(d) the first amendment agreement to the Restructuring Agreement dated 5th December, 2001 made between the same parties to the Restructuring Agreement pursuant to which certain terms under the Restructuring Agreement have been modified; and

(e) the agreement dated 22nd July, 2002 made between Ek Chor Investment Company Limited ("Ek Chor Investment"), a subsidiary indirectly owned by the Company, and Nippon Seiki Co., Ltd. ("Nippon") pursuant to which Ek Chor Investment has agreed to transfer 3,831,300 "C" shares in Hong Kong Ek Chor Nissei Company Limited to Nippon at a total consideration of US$5,363,820.

LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading positions of the Group since 31st December, 2001 (the date to which the latest published audited consolidated accounts of the Group were made up).

GENERAL

(a) No Director has any existing or proposed service contract with any member of the Group which is not terminable by the employer within one year without payment of compensation other than statutory compensation.

(b) No Director is materially interested in any contract or arrangement subsisting at the date hereof which is significant in relation to the business of the Group taken as a whole.

(c) Since 31st December, 2001, the date to which the latest published audited accounts of the Group have been made up, none of the Directors has, or has had, any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or which are proposed to be acquired, disposed of by or leased to, any member of the Group.

(d) The secretary of the Company is Ms. Choi Yi Mei. She is an associate member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(e) The transfer office of the Company is situate at the office of its Hong Kong share registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(f) The English text of this circular shall prevail the Chinese text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business in Hong Kong of the Company at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong up to and including 26th November, 2002:

(a) the memorandum of association and bye-laws of the Company;

(b) the annual reports of the Company for the years ended 31st December, 2000 and 2001;

(c) a circular dated 4th December, 2001 regarding the discloseable transactions and possible major transaction in connection with disposal of shares in Shanghai Dajiang; and

(d) the material contracts referred to in the paragraph headed "Material Contracts" in this Appendix.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a Special General Meeting of C.P. Pokphand Co. Ltd. (the "Company") will be held at 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong on Tuesday, 26th November, 2002 at 9:30 a.m. for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** the disposals of all or any part of the remaining B Shares of Shanghai Dajiang (Group) Stock Co., Ltd. held by a subsidiary of the Company from time to time during the period up to 31st December, 2003 on the Shanghai Stock Exchange to independent third parties who are unrelated to any director, chief executive or substantial shareholder of the Company or any of its subsidiaries or to any of their respective associates be and are hereby approved and that the directors of the Company be and are hereby authorised to carry out and effect such on-market share disposals in such manner as they may in their absolute discretion determine and to do all acts and things which in their opinion are necessary or desirable to effect such disposals."

2. "**THAT**, subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting the listing of and permission to deal in up to 215,848,078 shares of US$0.05 each (the "Shares") of the Company (subject to adjustment as is permissible under the rules of the Scheme (as defined in this resolution)), representing 10% of the Shares in issue as at 26th November, 2002 (assuming no Shares will be issued or repurchased by the Company prior to such date), which are to be issued pursuant to the exercise of any options granted under the new share option scheme of the Company (the "Scheme"), the rules of which are contained in the document marked "A" produced to the meeting and for the purposes of identification signed by the Chairman thereof, the Scheme be and is hereby approved and adopted and the board of directors of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the Scheme including, but without limitation:

   (1) to administer the Scheme under which options may be granted to Eligible Persons (as defined in the Scheme) to subscribe for shares in the capital of the Company;

(2) to modify and/or amend the Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the Scheme relating to modification and/or amendment;

(3) to make application at the appropriate time or times to the Stock Exchange, and any other stock exchanges upon which the issued shares of the Company may for the time being be listed, for listing of and permission to deal in any shares of the Company which may hereafter from time to time be issued and allotted pursuant to the exercise of any options granted under the Scheme; and

(4) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the Scheme

(without prejudice to the rights and benefits of and attached to any such options as may have been granted under the share option scheme of the Company adopted on 10th April, 1992.)"

SPECIAL RESOLUTION

"**THAT** "卜蜂國際有限公司" be adopted as the Company's corporate Chinese name for the purpose of the Company's registration in Hong Kong."

By Order of the Board
Choi Yi Mei
Company Secretary

Hong Kong, 28th October, 2002

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the proxy form together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority), must be lodged with the Company's registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting.

3. A form of proxy for use at the meeting is enclosed.

(2) 不時修改及／或修訂該計劃，惟該等修訂須根據該計劃有關修改及／或修訂之條款而作出；

(3) 於適當時間向聯交所或本公司已發行股份當時上市之任何其他證券交易所提出申請，批准本公司因行使根據該計劃所授購股權而不時於其後發行及配發之任何股份上市及買賣；及

(4) 在適當及適宜之情況下，同意有關當局就該計劃所規定或施加之條件，修改及／或修訂

(惟不影響任何根據一九九二年四月十日採納之購股權計劃授出之購股權所附有之權利及利益。)」

特別決議案

「**動議**採納「卜蜂國際有限公司」為本公司中文名稱以供本公司於香港註冊。」

承董事會命
公司秘書
蔡綺媚

香港，二零零二年十月二十八日

附註：

1. 凡有權出席大會並於會上投票之股東，均有權委任一位或多位代表出席，並於表決時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之任何授權者或其他授權文件(如有)，或經公證人簽署證明之有關副本，須早於會議指定舉行時間四十八小時前交回本公司於香港之股份過戶登記處香港中央證券有限公司(地址為香港皇后大道東一八三號合和中心十七樓)，方為有效。

3. 隨附適用於股東特別大會之代表委任表格。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

茲通告卜蜂國際有限公司(「本公司」)謹訂於二零零二年十一月二十六日星期二上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行股東特別大會，藉以考慮並酌情通過下列決議案：

普通決議案

1. 「**動議**批准本公司一家附屬公司於二零零三年十二月三十一日止期間隨時於上海證券交易所出售其持有餘下之全部或部份上海大江(集團)股份有限公司股份予與本公司或其任何附屬公司或彼等各自之任何聯繫人士之任何董事、主要行政人員或主要股東概無關連之獨立第三者，並授權本公司董事行使其判斷作出彼等認為必須及適當之所有行動以促成該等股份於市場上出售。」

2. 「**動議**待香港聯合交易所有限公司(「聯交所」)上市委員會同意批准因行使根據本公司新購股權計劃(「該計劃」)(其規則載於註有「A」字樣的、已呈交大會並由大會主席簽署以資識別的文件中)授出的任何購股權而發行不超過215,848,780股股份(每股0.05美元)上市及買賣(視乎情況作出該計劃條款容許下之調整)(定義見該決議案)，相等於二零零二年十一月二十六日當日已發行股份之10%(假定當日前本公司並無發行或回購股份)，批准及採納該計劃，並授權本公司董事會作出一切行動及進行認為必要及適宜之一切交易、安排及協議，以全面履行該計劃，包括但不限於：

   (1) 執行該計劃，給予合資格人士(定義見該計劃)可認購本公司股本中的股份之購股權；

(b) 本公司截至二零零零年及二零零一年十二月三十一日止年度之年報；

(c) 本公司於二零零一年十二月四日就出售上海大江之股份而須予披露及可能構成之主要交易之通函；及

(d) 本附錄中「重大合約」一節內所指之重大合約。

訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，且據董事所知，本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

主要變更

就董事所知，自二零零一年十二月三十一日（本集團最近期經審核綜合賬目之編製日期）以來，本集團之財政狀況或經營前景概無任何重大逆轉。

一般事項

(a) 各董事概無與本集團任何成員公司簽訂任何一年內期滿或由公司終止合約時須作出賠償（法定賠償除外）之服務合約。

(b) 除本通函所披露者外，各董事概無於任何由本集團成員公司所訂立與本集團業務有重大關係之合約或安排中擁有權益。

(c) 除本通函所披露者外，自二零零一年十二月三十一日（本集團最近期經審核綜合賬目之編製日期），各董事概無直接或間擁擁有本集團任何成員以來買賣或租用，或建議買賣或租用資產之權益。

(d) 本公司之秘書為蔡綺媚小姐。彼分別為特許秘書及行政人員公會及香港公司秘書公會之會士。

(e) 本公司於香港之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。

(f) 本通函備有中英文本，惟應以英文本為準。

備查文件

下列文件之印本可於二零零二年十一月二十六日或以前之辦公時間內，於本公司之主要營業地點香港夏慤道十六號遠東金融中心二十一樓查閱：

(a) 本公司之公司組織章程大綱及細則；

5. Pakeman Co. Inc. 及其附屬公司實益擁有合共572,482,210股股份。

6. CPI Holding Co., Ltd.直接擁有46,709,735股股份。

7. 謝國民及謝中民均公佈因擁有三家公司股權，分別為Perfect Investment Limited公佈擁有之447,470,889股股份(見上述附註4) Pakeman Co. Inc.公佈擁有之572,482,210股股份(見上述附註5)及CPI Holding Co., Ltd.公佈擁有之46,709,735股股份(見上述附註6)，故同樣擁有該等1,066,662,834股股份之權益。

除上述所披露者外，於最後實際可行日期，據董事及本公司主要行政人員所知，並無任何人士直接或間接持有可在任何情況下在本公司股東大會上投票之任何類別股本面值10%或以上權益。

重大合約

本集團於最後實際可行日期前兩年內，曾簽署下列非按一般商業活動下訂立之合約，其重要性可為重大：

(a) 重組協議；

(b) 日期為二零零一年十一月二十九日由本公司一家全資附屬公司正大(中國)農牧有限公司(「正大農牧」)與Plenty Type Limited(「Plenty Type」)簽訂之協議。據此，正大農牧轉讓其持有正大瀋陽有限公司49%全部權益及轉讓正大瀋陽有限公司欠正大農牧之款項予Plenty Type，總代價為1,481,952美元；

(c) 日期為二零零一年十一月二十九日由正大農牧及Plenty Type簽訂之協議。據此，正大農牧轉讓其持有正大連雲港有限公司49%全部權益予Plenty Type，代價為2,341,000美元；

(d) 日期為二零零一年十二月五日由重組協議相同人士簽訂重組協議之第一修訂協議，據此，重組協議之若干條款已作修改；及

(e) 日期為二零零二年七月二十二日由本公司一家間接擁有之附屬公司易初投資有限公司(「易初投資」)與 Nippon Seiki Co., Ltd.(「Nippon」)簽訂之協議。據此，易初投資同意轉讓其持有香港易初日精有限公司之3,831,300"C"股股份予Nippon，代價為5,363,820美元。

主要股東

於最後實際可行日期，根據公開權益條例第十六(一)條須由本公司保存之登記冊，下述股東持有本公司或任何成員公司已發行股本中面值10%或以上權益：

股東名稱	%	附註	所持之股份數目
卜蜂海外投資有限公司	9.24	*1*	199,507,249
Charoen Pokphand (Hong Kong) Company Limited	9.24	*1*	199,507,249
正大國際投資有限公司	11.50	*2*	247,963,640
Charoen Pokphand (China) Company Limited	11.50	*2*	247,963,640
Charoen Pokphand Holding Company Limited	20.74	*3*	447,470,889
Perfect Investment Limited	20.74	*4*	447,470,889
Pakeman Co. Inc.	26.52	*5*	572,482,210
CPI Holding Co., Ltd.	2.16	*6*	46,709,735
謝國民	49.42	*7*	1,066,662,834
謝中民	49.42	*7*	1,066,662,834

附註：

1. 卜蜂海外投資有限公司直接擁有199,507,249股股份。Charoen Pokphand (Hong Kong) Company Limited亦公佈因擁有卜蜂海外投資有限公司股權，故同樣擁有該等199,507,249股股份之權益。

2. 正大國際投資有限公司直接擁有247,963,640股股份。Charoen Pokphand (China) Company Limited亦公佈因擁有正大國際投資有限公司股權，故同樣擁有該等247,963,640股股份之權益。

3. Charoen Pokphand Holding Company Limited之若干附屬公司實益擁有199,507,249股股份。該公司亦公佈因其擁有Charoen Pokphand (China) Company Limited股權，故同樣擁有上文附註2所述該等247,963,640股股份之權益。

4. Perfect Investment Limited公佈因其於Charoen Pokphand Holding Company Limited擁有股權而佔有Charoen Pokphand Holding Company Limited所公佈擁有該等447,470,889股股份之權益。

聯繫公司

董事／主要行政人員芳名	持有須予通知權益之公司名稱	股份數目
謝國民	易初中國摩托車有限公司	80,000
	P.T. Central Proteinaprima	214,167,770
	P.T. Surya Hidup Satwa	104,400,000
謝中民	易初中國摩托車有限公司	80,000
	P.T. Central Proteinaprima	214,167,770*
	P.T. Surya Hidup Satwa	104,400,000*
李紹祝	正大泉州有限公司	20,000
	易初中國摩托車有限公司	100,000

* 此等股份亦即上述所披露謝國民所持有之權益。

購股權

本公司按現有計劃下授出購股權予若干董事。董事根據現有計劃於最後實際可行日期有權認購本公司股份之權益如下：

董事芳名	授出日期	於最後實際可行日期持有購股權數額	可行使購股權期限	行使購股權每股需付價格 港元
盧岳勝	一九九四年五月二十日	18,479,248	一九九四年五月二十日至二零零四年五月二十日	1.752
李紹慶	一九九八年八月十日	25,000,000	一九九八年八月十日至二零零八年八月十日	0.3875
李紹祝	一九九八年八月十日	17,500,000	一九九八年八月十日至二零零八年八月十日	0.3875

除本通函所披露者外，於最後實際可行日期，各董事概無擁有根據公開權益條例第二十八條須知會本公司及香港聯交所(包括根據公開權益條例第三十一條或公開權益條例附表第一部份被當作或視為擁有之權益)、或根據公開權益第二十九條須記入該條所述之登記冊、或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯交所之本公司或任何聯繫公司股本中之權益。

資產及足夠流動資金以保持其核心業務之盈利能力及持有足夠流動資金，本集團自一九九八年起已開始進行資產出售計劃。本集團將持續執行資產出售計劃，務求取得流動現金，以進一步減低債務。本集團之業務為從事農產品貿易、經營飼料廠及禽畜業務、產銷摩托車與汽車零部件，及物業與投資控股。為使業務更趨穩健，本集團將繼續致力整固業務及增強管理效益，同時，提高技術及朝高科技方向發展。中國於二零零一年十一月加入世界貿易組織預期將為區內帶來更多商機。本集團仍密切注視其對集團業務之影響。

責任聲明

本通函所載之資料乃遵照上市規則之規定提供有關本公司之資料。董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等深知及確信，本通函並無遺漏其他事實，致使本通函任何內容有誤導成份。

權益之披露

於最後實際可行日期，各董事擁有根據公開權益條例第二十八條須知會本公司及香港聯交所(包括根據公開權益條例第三十一條或公開權益條例附表第一部份被當作或視為擁有之權益)、或根據公開權益第二十九條須記入該條所述之登記冊、或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯交所之本公司或任何聯繫公司(定義見公開權益條例)股本權益如下：

本公司

董事芳名	權益性質	股份總數
謝國民	公司(1)	1,066,662,834
謝中民	公司(1)	1,066,662,834(2)

附註：

(1) 447,470,889股為Perfect Investment Limted所持有之股份，572,482,210股為Pakeman Co. Inc.及其附屬公司所合共持有之股份，而46,709,735股為CPI Holding Co., Ltd.所持有之股份。謝國民及謝中民於此三家公司均擁有實益權益。

(2) 上述之1,066,662,834股股份亦即謝國民所持有之權益。

債務

截至二零零二年八月三十一日營業時間結束時（本通函列印前就計算此債務聲明之最後實際可行日期），本公司發行之兩項無抵押浮動息率票據（「浮息票據」），首先為一項本金為150,000,000美元（約1,170,000,000港元）原應於一九九九年三月三十日到期及一項本金為92,800,000美元（約723,840,000港元）原應於二零零零年四月二十日到期，尚未悉數歸還。同時，一項由本公司一家附屬公司發行，並由本公司提供擔保，本金為135,000,000美元（約1,053,000,000港元）於二零零一年七月二十日到期之無抵押浮息票據，尚未悉數歸還。該三項尚未還款之浮息票據總額為202,880,000美元（約1,582,460,000港元）。同時，尚有未歸還長期銀行貸款130,740,000美元（約1,019,770,000港元），當中包括本集團曾提供擔保之45,120,000美元（約351,940,000港元），本集團曾以資產作抵押11,340,000美元（約88,450,000港元）及概無抵押之74,280,000美元（約579,380,000港元）和於一年內到期之短期貸款341,460,000美元（約2,663,390,000港元），其中本集團提供擔保為179,340,000美元（約1,398,850,000港元），以本集團資產作抵押為108,750,000美元（約848,250,000港元），由第三者（包括本集團於中國合資企業之當地股東）提供擔保及／或資產抵押之貸款為12,220,000美元（約95,320,000港元）及41,150,000美元（約320,970,000港元）之貸款概無抵押。截至二零零二年八月三十一日，本公司為其附屬公司之關聯公司提供銀行擔保，金額為5,900,000美元（約46,020,000港元）。

除上述或本通函所披露者外，截至二零零二年八月三十一日營業時間結束時，本公司並無任何未償還的貸款資金、銀行透支、接受借貸或其他類似負債、債券、按揭、抵押或財務租約或租購合約承擔、任何擔保或其他重大或然負債。

除本通函另有所述者外，自二零零二年八月三十一日以來，本公司並無任何債務及或然負債之重大不利變動。

營運資金

董事認為本集團擁有充足營運資金，以應付日常需要。

集團財務及業務展望

本公司與其債權人於二零零一年二月二十八日簽訂正式集團重組協議（「重組協議」）。重組協議規定本公司之債務及本公司參予重組計劃的附屬公司之債務，將按計劃，至二零零二年十二月三十一日止期間內償還（本公司之債權人其後同意延長重組期限十二個月，至二零零三年十二月三十一日止）。餘下尚未償還之債務將透過再融資支付。為減低本集團之債務至可透過再融資之水平，同時容許本集團保留核心

(C) 董事會修改新計劃之權力如有任何變動，必須經股東於股東大會上批准。

(D) 對新計劃或所授出購股權之任何條款所作出之任何修訂須符合上市規則第17章之有關規定。

25. 授出購股權之時間限制

授出購股權之時間，不得在可影響本公司股價之事件發生後，或有待對影響股價之事項作出決定時提出建議授出購股權，直至該等可影響股價之資料於報章上予以公佈為止。尤其在緊接：(i)董事會召開會議批准本公司中期或年度業績日期；及(ii)本公司宣佈中期或年度業績公佈最後期限，兩者中較早者前一個月起，至該等業績公佈日期止期間內，不能授出任何購股權。倘公佈業績之日期延遲，則不能授出購股權之日期亦順延。

26. 終止新計劃

本公司在取得股東於股東大會上批准後可隨時終止新計劃。新計劃被終止後，不得另行授出任何購股權，惟新計劃之規則在所有其他方面仍對新計劃終止前授出之購股權將繼續有效並具備十足效力，而於新計劃終止前授出之任何購股權(包括已行使及尚未行使之購股權)根據新計劃將繼續有效，並可根據新計劃之規則予以行使。

27. 新計劃之條件

新計劃須待(1)股東於特別大會上通過普通決議案批准採納新計劃；及(2)香港聯交所根據新計劃授出之任何購股權獲行使而將予發行不超過215,848,078股(視乎情況作出新計劃條款容許之調整)股份上市及買賣，即相等於股東特別大會當日已發行股份之10%(假定該日前本公司並無發行或回購股份)，方可作實。

21. 註銷已授出但尚未行使之購股權

根據新計劃授出但尚未行使之購股權一經註銷後，根據新計劃向同一名承授人授出新購股權時，僅可在董事會當時可授出之計劃授權上限內向其授予尚餘未發行之購股權(不包括已註銷之購股權)。

22. 資本變動之影響

倘本公司作出任何股本削減、拆細或合併股份，或作出任何資本化發行或供股，則每份購股權所涉及股份之數目及／或購股權價格可按董事會認為合適之方式作出調整(除將溢利或儲備以撥充資本方式發行股份之情況外，董事會須獲本公司核數師就該目的而被委任之獨立財務顧問發出書面聲明，表示彼等認為建議的調整乃公平及合理)，惟無論如何承授人所持公司之已發行股本比例須與調整前之水平相同(未經行使之購股權已包括調整股份數目內)及該等調整不得導致股份按低於面值之價格發行。發行股份作為交易代價將不會視為須作出調整之情況。

23. 新計劃之有效期

新計劃之有效期為十年，由股東於股東大會上通過新計劃當日起生效，而除非股東於股東大會上通過提早終止新計劃，否則將於其十週年日期前一個營業日結束時屆滿。

24. 修訂新計劃

(A) 除事先獲股東於股東大會上批准外，不得修訂新購股權計劃之條件及條款以擴大合資格人士之類別、或對受上市規則第17.03條監管之事宜作出有利於購股權承授人之任何修改。

(B) 對新計劃任何條款作出之任何重大修訂須經股東於股東大會上批准，惟根據新計劃之現有條款自動生效者除外。

18. 清盤時之權利

倘本公司向股東發出通告，召開股東大會以提呈將本公司主動清盤之決議案，則本公司須立即向所有購股權承授人發出有關通告，而各承授人有權於本公司擬召開股東大會日期前兩個營業日內，隨時行使全部或部份尚未行使之購股權(儘管有關購股權當時應會在其他情況下因任何限制而不可予以行使)。倘該決議案正式獲得通過，則所有尚未行使之購股權將於開始清盤時失效及終止。

19. 和解協議及償債安排之權利

倘本公司根據百慕達公司法(1981年經修訂本)與股東或本公司債權人就本公司重組或合併計劃建議訂立和解協議或償債安排，則須於向股東及本公司債權人發出通告當日，同時向購股權承授人發出有關大會之通告，而各承授人(如獲許可，其遺產代理人)可於該日即時並直至由該日起計兩個曆月或百慕達最高法院批准該項和解協議或償債安排當日(以較早者為準)止之期間內行使其購股權，惟須待百慕達最高法院批准該項和解協議或償債安排後，方可有效行使購股權，倘承授人未有如上文所述行使購股權，則所有有關購股權將告失效。

20. 購股權失效

購股權將於以下日期(以較早者為準)自動失效：－

(i) 上文第8段所述之期間屆滿當日；

(ii) 承授人違反上文第11段所述內容當日(倘董事會行使本公司註銷購股權之權利)；

(iii) 上文第12、13、14、15或16段所述有關期間屆滿或有關事件發生當日；及

(iv) 上文第18或19段所述任何有關期間屆滿當日。

(iii) 倘屬個人之承授人身故，則其遺產代理人可於承授人身故後六個月內或截至有關購股權期間屆滿前(以較早者為準)行使尚未行使之購股權，否則有關購股權將告失效，

惟除董事會決定之條件或限制另有所指外，董事會在各情況下可全權酌情決定該等購股權或其任何部份是否失效或終止。

15. 承授人為任何合資格人士所控制之公司之行使權利

就向因由A類合資格人士、B類合資格人士或C類合資格人士(「該名人士」)所控制而成為合資格人士之公司授出購股權而言：－

(i) 第12、13或14段(視情況而定)所述之有關規定將適用於承授人尚未行使之購股權，猶如有關購股權乃授予該名人士；及

(ii) 承授人尚未行使之購股權將於該公司不再受該名人士控制當日起失效，

惟除董事會決定之條件或限制另有所指外，董事會在各情況下可全權酌情決定該等購股權或其任何部份是否失效或終止。

16. 未能符合持續參與資格標準

倘董事會於授出有關購股權之要約中訂明承授人須符合若干持續參與資格標準，並訂明本公司有權於承授人未能符合該持續參與資格標準時註銷承授人當時尚未行使之購股權(或其部份)，則於承授人未能符合該持續參與資格標準時，其尚未行使之購股權將於董事會以未能符合持續參與資格標準為理由行使本公司註銷購股權之權利當日起失效及終止。

17. 全面收購之權利

倘全體股東(收購者及／或其控制之任何人士及／或與其有聯繫或一致行動之人士除外)獲提呈全面收購，則除上文第8段另有規定外，購股權承授人有權於收購者取得有關控制後十四日內，隨時行使全部或部份尚未行使之購股權(儘管有關購股權當時應會在其他情況下因任何限制而不可予以行使)。為免存疑，謹此訂明，並非按上述方式行使之購股權仍根據其條款繼續有效，並受到全面收購前對其所施加之限制所規限。

(iii) 因有關控權股東或由有關控權股東控制之有關公司(該人士於獲授購股權時由於持有該公司證券而成為B類合資格人士)不再為控權股東或由有關控權股東控制之公司(視情況而定)而不再為B類合資格人士時，則其尚未行使之購股權將於不再為該類人士當日起失效；或

(iv) (倘承授人為個人)身故，則其遺產代理人可於承授人身故後六個月內或截至有關購股權期間屆滿前(以較早者為準)行使尚未行使之購股權，否則有關購股權將告失效；或

(v) 觸犯任何破產行為、無力償還債務或與其債權人普遍達成任何償債安排或債務重組協議、嚴重失職，或被裁定獨犯刑事罪行(董事會認為不會導致承授人、本集團、有關控權股東或由有關控權股東控制之有關公司聲譽受損者除外)，則其尚未行使之購股權將於頒佈法庭命令、通過決議案、失職、判罪或達成有關安排或債務重組協議(視情況而定)當日起自動失效，

惟除董事會決定之條件或限制另有所指外，董事會在各情況下可全權酌情決定該等購股權或其任何部份是否失效或終止。

14. 屬C類合資格人士之承授人之行使權利

倘於授出購股權時因屬C類合資格人士而成為合資格人士之承授人：－

(i) 違反合資格人士與本集團有關成員公司，有關控權股東或由有關控權股東控制之有關公司之間所訂立之合約(由董事會全權酌情決定)；或

(ii) 觸犯任何破產行為、無力償還債務或與其債權人普遍達成任何償債安排或債務重組協讓、嚴重失職，或被裁定觸犯刑事罪行(董事會認為不會導致承授人、本集團、有關控權股東或由有關控權股東控制之有關公司聲譽受損者除外)；

則其尚未行使之購股權將於上文第(i)項所述董事會作出決定當日或視情況而定，當發生上文第(ii)項所述有關情況時，頒佈法令、通過決議案、失職、判罪、達成有關安排(視情況而定)當日起自動失效及終止；或

(iii) 因根據僱用或服務合約退休而不再為A類合資格人士時，則可於不再為該類人士起計六個月，或在董事會全權酌情決定下於年滿六十歲當日(倘退休於該日前生效)後六個月內，行使尚未行使之購股權，否則有關購股權將告失效；或

(iv) 因自願辭職、被解僱或董事任期屆滿(於屆滿時立即連任者除外)，或因裁員以外原因根據僱用或服務合約之終止條款遭有關公司終止聘用而不再為A類合資格人士時，則其尚未行使之購股權將於不再為該類人士當日起失效；或

(v) 因觸犯任何破產行為，無力償還債務或與其債權人普遍達成任何償債安排或債務重組協議、嚴重失職，或被裁定觸犯刑事罪行(董事會認為不會導致承授人、本集團、有關控權股東或由有關控權股東控制之有關公司聲譽受損者除外)而不再為A類人士時，則其尚未行使之購股權將於不再為合資格人士當日起自動失效；或

(vi) 因任何其他原因而不再為A類合資格人士時，則可於不再為該類人士起計三個月內行使任何尚可行使之購股權，否則有關購股權將告失效，

惟除董事會決定之條件或限制另有所指外，董事會在各情況下可全權酌情決定該等購股權或其任何部份是否失效或終止。

13. 屬B類合資格人士之承授人之行使權利

倘於授出購股權時因屬B類合資格人士而成為合資格人士之承授人：－

(i) 因不再持有本集團有關成員公司，有關控權股東或由控權股東控制之有關公司發行之任何證券而不再為B類合資格人士時，則其尚未行使之購股權將於不再為該類人士當日起失效；或

(ii) 因本集團之有關成員公司(該人士於獲授購股權時由於持有該公司證券而成為B類合資格人士)不再為本集團成員而不再為B類合資格人士時，則可於不再為該類人士當日起計六個月內或截至有關購股權期間屆滿前(以較早者為準)行使尚未行使之購股權，否則有關購股權將告失效；或

9. **表現指標**

除董事會另有決定及授出有關購股權之要約中另有規定外，承授人毋須達成任何表現指標方可行使購股權。

10. **股份地位**

倘根據於購股權行使日期前通過決議案之條款或根據本公司作出之公佈，而本公司將向於該行使日期前的日期名列本公司股東名冊之股東派發或建議派發股息，或將溢利或儲備撥充資本之方式或以供股之方式按權益比例發行或建議發行股份，則因該行使有關購股權而發行之股份將不獲分派該等股息或獲發該等股份。除上文另有規定外，因行使尚未行使之購股權而配發之股份須受本公司當時生效的公司組織章程之所有規定所限制，並在各方面均與購股權行使當日之已發行繳足股份享有同等地位。因行使當時尚未行使之購股權而配發之股份須待購股權持有人(或任何其他人士)完成登記成為股份持有人後，方附有投票權。

11. **權利屬承授人個人所有**

購股權必須屬承授人個人所有，不得轉讓或出讓。

12. **屬A類合資格人士之承授人之行使權利**

倘於授出購股權時因屬A類合資格人士而成為合資格人士之承授人：－

(i) 因患病、受傷、殘障或身故而不再為A類合資格人士時，則其本人或其遺產代理人(視情況而定)可於六個月內或截至有關購股權期間屆滿前(以較早者為準)，行使尚未行使之購股權，否則有關購股權將告失效；或

(ii) 因本集團有關成員公司、有關控權股東或由有關控權股東控制之有關公司(該人士於授出購股權時由於受聘、僱用或調職至該公司而成為A類合資格人士)不再為本集團成員、控權股東或有關控權股東控制之公司(視情況而定)而不再為A類合資格人士時，則可於六個內或截至有關購股權期間屆滿前(以較早者為準)，行使尚未行使之購股權，否則有關購股權將告失效；或

7. 向若干關連人士授出購股權

(A) 向本公司董事、主要行政人員或主要股東(或彼等各自之任何聯繫人士)授出購股權，須經獨立非執行董事(不包括本身為購股權承授人之任何獨立非執行董事)批准。

(B) 倘向本公司主要股東或獨立非執行董事(或彼等各自之任何聯繫人士)授出任何購股權時，將導致於截至及包括授出日期止任何12個月內因行使根據新計劃及本公司任何其他購股權計劃已向該人士授出及將授出之購股權(包括已行使、已註銷及尚未行使之購股權)而發行及將發行之股份數目(就任何向該等人士提出並已獲該等人士接納之購股權要約，當日必須為營業日)：－

(i) 合共超過已發行股份0.1%；及

(ii) 根據股份於授出日期之收市價計算，總值超過5,000,000港元(就任何向該等人士提出並已獲該等人士接納之購股權要約，當日必須為營業日)，

則進一步授出購股權須遵照上市規則經股東於股東大會上批准，表決須以投票方式進行。在該股東大會上，所有關連人士須放棄投票權，除非該關連人士投票反對有關之決議案，並於根據上市規則下寄出之通函中表明其意向。本公司主要股東或獨立非執行董事或彼等各自之任何聯繫人士所獲授購股權之條款如有任何變動亦須經股東按上述方式批准。

8. 購股權之行使時間

於董事會授出購股權時所決定的由授出購股權之日期或之後起，直至董事會授出購股權時所決定之日期營業時間屆滿時止之期間內，購股權可根據新計劃條款隨時予以行使，惟行使期無論如何不得超逾授出日期(倘授出購股權之要約獲接納，則為提出授出購股權要約之日期)起計十年。

5. 股份數目上限

(A) 除下文(B)及(C)分段另有規定外，自計劃期間開始起因行使根據新計劃及本公司任何其他購股權計劃授出之購股權而可予發行之股份數目上限(就此而言，不包括根據新計劃或本公司任何其他購股權計劃之條款已告失效之購股權)，合共不得超過股東特別大會舉行日期當日已發行股份10%(「計劃授權上限」)。根據新計劃或本公司任何其他購股權計劃授出而已註銷(非已失效)之任何購股權所涉及之股份亦將計入計劃授權上限。

(B) 在經股東在股東大會上批准之情況下，計劃授權上限可隨時更新，惟經更新之計劃授權上限不得超過股東批准該經更新計劃授權上限日期當日已發行股份10%。計算經更新計劃授權上限所涉及之股份總數時，將不會計入先前根據新計劃或本公司任何其他購股權計劃所授出之購股權(包括根據新計劃或本公司任何其他購股權計劃條款已行使、尚未行使、已註銷或已失效之購股權)。

(C) 在經股東在股東大會上另行批准之情況下，本公司亦可授出超逾計劃授權上限之購股權，惟超出上限之購股權僅可授予本公司於徵求上述批准前特別指定之合資格人士。

(D) 因行使所有根據新計劃及本公司任何其他購股權計劃授出而尚未行使之購股權而可予發行之股份總數，不得超過本公司不時已發行股份30%。

6. 每位合資格人士可獲授權益上限

任何合資格人士在截至授出購股權日期止任何12個月內根據新計劃及本公司任何其他購股權計劃獲授之購股權(包括已註銷、已行使及尚未行使之購股權)予以行使時所發行及將予發行之股份總數，不得超過已發行股份1%。授出任何超逾該上限之購股權必須先經股東獨立批准，而該有關合資格人士及其聯繫人士不得投票。

以下為建議於股東特別大會上採納之新計劃主要條款概要：－

1. 新計劃之目的

新計劃旨在賦予董事會權力，將購股權授予指定合資格人士，作為彼等對本集團所作之貢獻或潛在貢獻之獎勵或報酬。

2. 參與人士及釐定參與人士資格的基準

董事會可全權酌情決定按其認為合適之條款，將購股權授予任何合資格人士，以按下文第3段所述方式計算之價格，認購根據新計劃條款釐定之股份數目。

任何合資格人士獲授購股權之資格將由董事會不時根據彼等對本集團發展及增長所作之貢獻或潛在貢獻而釐定。

3. 認購股份之購股權價格

行使購股權時應付之每股購股權價格將由董事會釐定，惟無論如何不得低於每股面值，並至少相等於：

(i) 授出要約當日(必須為營業日，倘授出購股權之要約獲合資格人士接納，則視該日為授出日期)在香港聯交所日價表所載之股份收市價；及

(ii) 授出要約日期前五個營業日在香港聯交所日價表所載之股份平均收市價(倘授出購股權之要約獲合資格人士接納，則視該日為授出日期)。

(以較高者為準，價格或會根據新計劃相關條款有所調整)。

4. 接納要約

有關授出購股權的要約必須於提出該項要約日起二十一日(包括作出有關要約當日)內獲接納。購股權承授人於接納購股權之要約時須向本公司支付之費用為10.00港元。

其他資料

敬請 閣下垂注本通函附錄所載之其他資料。

此致

列位股東 台照

承董事會命
卜蜂國際有限公司
董事長
謝中民
謹啟

二零零二年十月二十八日

由於建議採納中文名稱將不會對股東之權利有任何影響，印有本公司英文名稱之本公司現有股票將應繼續作為股份之所有權憑證，並可供買賣及交收用途。本公司於採納中文名稱完成時毋須發行任何新股票。

本公司採納中文名稱須待股東於股東特別大會上以特別決議案批准，以及向香港公司註冊處登記，方可作實。

股東特別大會

召開股東特別大會的通告載於本通函第31頁及第32頁，並訂於二零零二年十一月二十六日星期二上午九時三十分假座香港夏慤道十六號遠東金融中心二十一樓舉行，藉以考慮並酌情通過及批准有關(i)將來出售(ii)採納新計劃及(iii)採納中文名稱之決議案。

茲隨附適用於股東特別大會之代表委任表格。無論　閣下是否有意出席大會，敬請依照該表格上之指示填妥，盡早並於股東特別大會指定舉行時間四十八小時前交回本公司於香港之股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東特別大會或其任何續會及投票。

根據上市規則規定，本公司須就股東特別大會上有關採納新計劃之普通決議案之結果於股東特別大會舉行後之下一個營業日於報章上予以公佈。

推薦建議

經考慮上述之資料，董事會認為將來出售公平合理，並對本公司及其股東整體而言最為有利。董事會亦認為採納新計劃及中文名稱對本公司及其股東整體而言最為有利。

故此，董事會建議股東於股東特別大會上投票贊成動議之決議案。

建議之新計劃副本將由二零零二年十月二十八日起至二零零二年十一月二十六日止任何營業日之一般辦公時間內(不包括公眾假期)於本公司在香港之主要營業地點，香港夏慤道十六號遠東金融中心二十一樓及於股東特別大會上可供查閱。

條件

新計劃之有效期為十年，將於股東特別大會舉行當日起計至第十週年後前一個營業日結束時屆滿，惟須待下列條件達成後，方可作實：

(a) 股東於股東特別大會上通過一項普通決議案，批准採納新計劃；

(b) 百慕達金融管理局批准根據新計劃授出之購股權及因行使購股權而可予發行及配售之股份；及

(c) 香港聯交所上市委員會批准根據新計劃授出之購股權因獲行使而將予發行不超過215,848,078股(視乎情況作出新計劃條款下容許之調整)股份上市買賣，即相等於股東特別大會當日已發行股份之10%(假定由最後實際可行日期起至該日止本公司並無發行或回購股份)。

新計劃之現況

本公司已向香港聯交所上市委員會申請批准因行使根據新計劃授出之購股權而可予發行不超過215,848,078股(視乎情況作出新計劃條款容許下之調整)股份上市及買賣，即相等於股東特別大會當日已發行股份之10%(假定由最後實際可行日期起至該日止本公司並無發行或回購股份)。於最後實際可行日期，根據新計劃並無授出或同意授出之購股權。

採納中文名稱

由於根據香港公司註冊處於二零零一年六月二十二日刊發之通告第1/2001號，海外公司現時可以中文名稱在香港登記，而不論其註冊證書是否僅有英文名稱，故就在香港登記而言，董事會建議尋求股東批准採納「卜蜂國際有限公司」為本公司之中文名稱。

新計劃

建議新計劃之主要條款概要載於本通函附錄一。

新計劃旨在讓董事會可向指定之合資格人士授出購股權，作為彼等對本集團所作的貢獻或潛在貢獻之獎勵或報酬。董事會認為，按合資格人士對本集團發展及增長之貢獻或潛在貢獻而不時向董事會認為合適之合資格人士授出可認購股份之購股權作為獎勵是符合現時商業慣例。

新計劃之條款規定，根據新計劃授出購股權時，董事會可於根據新計劃所授的購股權獲行使前決定是否附有任何最短持有期限，以及是否須達致任何表現指標。董事會亦將根據新計劃之條款決定行使購股權時應付之每股股份的購股權價格。透過此等條件，加上授出購股權可帶來鼓勵作用，董事會相信可達致某程度標準，以符合新計劃之目的。待新計劃生效後，董事會擬於計劃期間根據新計劃行使其權力，以達致新計劃之上述目標。

董事會認為，由於尚有若干對計算購股權價值而言屬重要之變數未能落實，故此不宜列明根據新計劃可授出之購股權之價值，猶如該購股權已於最後實際可行日期當日授出。該等變數包括行使價、行使期、禁售期(如有)、已訂立之表現指標(如有)及其他相關變數。董事會相信，任何根據假設於最後實際可行日期經已授出購股權而計算之購股權價值乃基於多項推測性的假設而作出，因此並無意義，且會誤導股東。

待取得股東批准採納新計劃後，因行使根據新計劃及本公司任何其他購股權計劃授出之所有購股權而可予發行之股份總數(就此而言，不包括(i)因行使根據新計劃及本公司任何其他購股權計劃之條款可於計劃期間內獲授出但已失效之所有購股權而可予發行之股份；以及(ii)根據現有計劃授出而未獲行使之所有購股權當獲全面行使時仍可予發行的68,679,248股股份)合共不得超過於通過新計劃當日之已發行股份10%。

假定由最後實際可行日期起至股東特別大會(預期股東於股東特別大會上採納新計劃)日期止前並無發行或購回任何股份，則於股東特別大會當日之已發行股份總數將為2,158,480,786股。待新計劃生效後，本公司可根據新計劃及本公司任何其他購股權計劃授出可發行最多215,848,078股股份之購股權。

間內把該等股份按每股平均價0.590美元(每股大江B股股份於二零零二年十月二十三日在上海證券交易所之收市價)悉數出售，將來出售將為本集團帶來總收入59,160,000美元(約461,450,000港元)及預期該等出售整體而言可為本公司賬面上帶來約53,040,000美元(約413,710,000港元)之溢利。因此，將來出售按累計基準及進行交易之規模，可能構成根據上市規則下本公司之一項主要交易，本集團須獲得股東批准，方可進行。

由於任何買家可於市場上透過其他途徑購入相同之上海大江上市股份，並作即時及無附帶條件之交收，所以要求本公司於根據將來出售(以累計基準，按上市規則下可能構成本公司之一項主要交易)下每當在市場上出售大江B股股份交易前，須取得股東批准並不可行。因此，董事建議尋求股東於股東特別大會上預先批准本公司可於二零零三年一月一日至二零零三年十二月三十一日止期間內隨時進行可能構成之將來出售。此舉將有助董事行使其判斷，以考慮於當時市場情況、上海大江前景及本集團財務狀況下進行將來出售之最適當時間。

股東批准

由於可在市場上透過其他途徑購入相同之上海大江上市股份，並可作即時及無附帶條件之交收，所以要求本公司每當在市場上進行出售大江B股股份交易前，須取得股東批准並不可行。故本公司欲尋求股東預先批准本公司於二零零三年十二月三十一日止期間前隨時在市場上進行之將來出售。

當將來出售確實進行時，本公司將於來年年報中披露其詳情。

現有計劃

現有計劃已於二零零二年四月九日屆滿。於最後實際可行日期，根據現有計劃授出而可行使之所有購股權當獲全面行使時，仍可發行之股份總數為68,679,248股(於最後實際可行日期佔已發行股份之3.2%)。於採納新計劃後，根據現有計劃下授出而未獲行使之購股權將保持有效，並可根據現有計劃之條款予以行使。於現有計劃期間，已授出311,961,678購股權，其中包括已行使之90,066,000購股權、已失效之140,216,430購股權及已註銷之13,000,000購股權。董事會認為採納新計劃對本公司最為有利，並建議於股東特別大會上採納。

預先批准出售前及後本集團於上海大江之權益

下表載列本集團持有上海大江在預先批准出售前及後之權益：－

	於二零零一年十二月十九日（二零零一年股東特別大會當日）	於最後實際可行日期（預先批准出售後）
本集團持有大江B股股份總數	256,112,032	100,269,024
佔上海大江總發行股份之百份比	37.9%	14.8%

將來出售

持續出售大江B股股份

誠如本公司於二零零一年二月二十八日及二零零一年十月二十三日有關本集團債務重組安排之公佈，本集團需按計劃表還款予其債權人以減低債務，而還款將按不同形式籌措，包括營運資金收入及出售資產所得款項。

本集團持有之上海大江少數股東權益，以大江B股股份形式持有並於上海證券交易所上市，乃本集團可隨時於市場上出售之主要資產。將來出售根據本集團之債務重組安排，為資產出售計劃項目之一。

二零零一年批准將於二零零二年十二月三十一日屆滿。根據上述有關本集團之債務重組安排，為繼續進行資產出售計劃，本公司建議在適當時候於市場上持續出售其餘下之大江B股股份予與本公司或其任何附屬公司或彼等各自之任何聯繫人士之任何董事、主要行政人員或主要股東概無關連之獨立第三者。將來出售之收益淨額將用於減低本集團之債務。

可能構成之主要交易

於最後實際可行日期，本集團持有100,269,024股大江B股股份，賬面值為6,120,000美元（約47,740,000港元）。倘本集團截至二零零二年十二月三十一日止期間概無出售任何該等股份，但於二零零三年一月一日至二零零三年十二月三十一日期

於二零零一年十二月十九日至二零零二年十月二十三日期間內，本集團已於市場上連續出售總數為155,843,008股大江B股股份予與本公司或其任何附屬公司或彼等各自之任何聯繫人士之任何董事、主要行政人員或主要股東概無關連之獨立第三者。緊隨預先批准出售後，本集團於上海大江之權益減至100,269,024股大江B股股份，約佔上海大江14.8%權益。

預先批准出售於上海證券交易所進行，平均價為每股大江B股股份0.611美元(此平均價相等於大江B股股份於二零零二年十月二十三日在上海證券交易所之收市價每股0.590美元之溢價約3.6%)。預先批准出售為本集團取得總收入約95,200,000美元(約742,560,000港元)。根據下述之債務重組安排，收益淨額將用於減低本公司之債務。預先批准出售為本公司賬面上帶來77,760,000美元(約606,530,000港元)之溢利。

上海大江

上海大江乃一家於中國註冊成立之合資股份有限公司，其A股及B股於上海證券交易所上市。主要從事產銷禽畜飼料、雞隻及加工肉品等業務。

根據其經審核賬目，上海大江截至二零零零年及二零零一年兩個年度除稅、非經常項目及少數股東權益前及後之經審核溢利／(虧損)淨額及其於二零零零年及二零零一年十二月三十一日之有形資產淨值如下：

		二零零零年		二零零一年	
		人民幣 (千元)	港元 (千元)	人民幣 (千元)	港元 (千元)
溢利／(虧損)淨額	前	29,210	27,457	(121,286)	(114,009)
	後	9,430	8,864	(141,563)	(133,069)
有形資產淨值		867,785	815,718	730,794	686,946

東特別大會舉行前，本集團共持有256,112,032股大江B股股份，佔上海大江已發行股份總數約37.9%。根據預先批准出售，截至最後實際可行日期，本集團共出售155,843,008股大江B股股份，減持其於上海大江之權益至約14.8%。預先批准出售於上海證券交易所進行，平均價為每股大江B股股份0.611美元，為本集團帶來總收入約95,200,000美元（約742,560,000港元）。

二零零一年批准將於二零零二年十二月三十一日屆滿。本公司建議在適當時候於市場上持續出售其餘下持有之大江B股股份予獨立第三者。於最後實際可行日期，本集團持有100,269,024股大江B股股份。倘本集團截至二零零二年十二月三十一日止期間概無出售任何該等股份，但於二零零三年一月一日至二零零三年十二月三十一日期間內把該等股份按每股平均價0.590美元（每股大江B股股份於二零零二年十月二十三日之收市價）悉數出售，將來出售將為本集團帶來總收入59,160,000美元（約461,450,000港元）。因此，將來出售按累計基準及進行交易之規模，可能構成根據上市規則下本公司之一項主要交易。董事建議尋求股東於股東特別大會上預先批准此等可能發生之將來出售。

本通函旨在向　閣下提供有關建議之將來出售、新計劃主要條款概要及採納中文名稱之詳細資料，並向股東發出召開股東特別大會之通告，藉以考慮並酌情批准以下事項：

1. 建議之將來出售；

2. 採納新計劃；及

3. 採納中文名稱。

二零零一年批准

根據二零零一年股東特別大會股東通過之普通決議案，本公司已獲得股東預先批准，於二零零一年股東特別大會後至二零零二年十二月三十一日止期間內，可隨時出售其一家附屬公司持有之全數或部份餘下之大江B股股份，按累計基準，可能構成根據上市規則下本公司之一項主要交易。

預先批准出售

緊隨二零零一年股東特別大會後，本集團共持有256,112,032股大江B股股份，佔上海大江之已發行股份總數約37.9%。

卜蜂國際有限公司

(於百慕達註冊成立之有限公司)

董事：
謝國民先生
謝中民先生
Budiman Elkana先生*
張中民先生
盧岳勝先生
李紹慶先生
李紹祝先生
Veeravat Kanchanadul先生
張冠粵先生*

* 獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要營業地點：
香港
夏慤道十六號
遠東金融中心
二十一樓

敬啟者：

可能構成之主要交易

進一步出售上海大江(集團)股份有限公司之股份

採納新購股權計劃

及

採納中文名稱

緒言

董事於二零零二年十月四日公佈(公佈於二零零二年十月七日刊登)根據二零零一年十二月十九日舉行二零零一年股東特別大會通過之普通決議案，本公司已獲得股東預先批准於截至二零零二年十二月三十一日止期間，隨時出售其一家附屬公司所持有之全數或部份餘下之上海大江B股股份。

本集團自二零零一年十二月十九日起已於市場上連續出售其持有之上海大江部份股權予獨立第三者。上海大江之A股及B股於上海證券交易所上市。二零零一年股

「上市規則」	指	香港聯交所證券上市規則；
「新計劃」	指	擬於本公司股東特別大會上採納之購股權計劃，其主要條款概要載於本通函附錄一第14頁至第23頁；
「預先批准出售」	指	本集團自二零零一年十二月十九日(二零零一年股東特別大會當日)於市場上累計出售155,843,008股大江B股股份；
「中國」	指	中華人民共和國；
「人民幣」	指	人民幣，中國之法定貨幣；
「計劃期間」	指	由股東於股東特別大會上採納新計劃當日起計，直至採納新計劃滿第十週年之前一個營業日結束時屆滿；
「公開權益條例」	指	香港法例第396章證券(公開權益)條例；
「上海大江」	指	上海大江(集團)股份有限公司，本公司一家聯繫公司，並為一家於中國註冊成立之合資股份有限公司，其A股及B股於上海證券交易所上市；
「股份」	指	本公司股本中每股0.05美元之股份；
「股東」	指	股份持有人；
「股東特別大會」	指	本公司將召開股東特別大會，考慮並酌情批准將來出售、採納新計劃及中文名稱之決議案；
「主要股東」	指	根據上市規則第1.01條下之定義；及
「美元」	指	美元，美國之法定貨幣。

除本通函另有所指外，美元兑換港元數額乃按1.00美元＝7.80港元及人民幣1.00元＝0.94港元之兑換率計算，以供參考。

(iii) 為本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司之

(a) 任何業務或合營夥伴、承包商、代理人或代表，

(b) 任何提供研究、開發或其他技術支援或任何諮詢、顧問、專業或其他服務予本公司及／或其附屬公司業務上之任何人士或團體，

(c) 任何投資者、出售者、供應商、生產商、發展商、代理人、授牌人或服務供應商，

(d) 任何顧客、持牌人(包括任何次持牌人)，批發商、零售商、貿易商或貨品或服務分銷商，

(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)(合稱「C類合資格人士」)；

且就新計劃而言，包括由屬於上述任何類別之一位或以上參與者控制之任何公司；

「現有計劃」	指	本公司於一九九二年四月十日採納之現有購股權計劃，已於二零零二年四月九日屆滿；
「將來出售」	指	本集團於二零零一年批准期屆滿後，將在市場上出售任何大江B股股份予與本公司或其任何附屬公司或彼等各自之任何聯繫人士之任何董事、主要行政人員或主要股東概無關連之獨立第三者；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港之法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「香港聯交所」	指	香港聯合交易所有限公司；
「最後實際可行日期」	指	二零零二年十月二十三日，本通函付印前及確定本通函內所載資料之最後實際可行日期；

「控權股東」　指　任何人士直接或間接擁有權力，利用下列方法使首次提及之法人團體按其意願進行事務：－

(i) 持有公司股份從而給予該等人士行使或控制行使30%(或《收購守則》不時規定可觸發強制性公開要約所需之較低百份比(經證券及期貨事務監察委員會不時修訂並獲批准)或以上於本公司股東大會之投票權；或

(ii) 擁有董事會組成之大多數控制權；或

(iii) 擁有規管本公司或任何其他法人團體之規章文件所賦予之權力；

「大江B股股份」　指　上海大江B股股份；

「董事」　指　本公司之董事；

「合資格人士」　指　(i) 在本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司任職之下列人士：－

(a) 任何董事(不論執行或非執行，包括任何獨立非執行董事)、僱員(不論全職或兼職)，或

(b) 任何臨時調派之人士，

(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)(合稱「A類合資格人士」)；或

(ii) 持有本集團任何成員公司、任何控權股東或由一位控權股東控制之任何公司所發行的任何證券之人士(董事會認為彼等對本集團有所貢獻或潛在貢獻之人士)(「B類合資格人士」)；或

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人士」	指	根據上市規則下之定義；
「二零零一年批准」	指	股東預先批准出售由本公司一家附屬公司持有之全數或部份餘下之大江B股股份，可於截至二零零二年十二月三十一日止期間內隨時進行；
「二零零一年股東特別大會」	指	本公司於二零零一年十二月十九日舉行之股東特別大會，於會上本公司股東通過二零零一年批准；
「董事會」	指	董事會或獲正式授權之董事委員會；
「營業日」	指	香港聯交所開市進行證券買賣之日子；
「中文名稱」	指	卜蜂國際有限公司，本公司英文名稱之中文譯名；
「本公司」	指	卜蜂國際有限公司，一家於百慕達註冊成立，其股份於香港聯交所及倫敦證券交易所有限公司上市之有限公司；
「關連人士」	指	根據上市規則下之定義；
「控制」	指	任何人士利用下列方法使首次提及之法人團體按其意願進行事務之權力：－ (i) 持有相關法人團體或任何其他法人團體的或與其有關的股份、證券或投票權；或 (ii) 擁有相關法人團體或任何其他法人團體董事組成之大多數控制權；或 (iii) 擁有規管相關法人團體或任何其他法人團體之公司細則、公司組織章程或其他規章文件所賦予之權力；

目 錄

此乃要件　請即處理

閣下如對本通函之任何方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將所有名下之卜蜂國際有限公司股份**出售或轉讓**，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

卜蜂國際有限公司

（於百慕達註冊成立之有限公司）

可能構成之主要交易
進一步出售上海大江（集團）股份有限公司之股份
採納新購股權計劃
及
採納中文名稱

卜蜂國際有限公司之董事長函件載於本通函第5頁至第13頁。

卜蜂國際有限公司謹訂於二零零二年十一月二十六日星期二上午九時三十分假座香港夏愨道十六號遠東金融中心二十一樓召開股東特別大會，大會通告載於本通函第31頁及第32頁。

無論　閣下是否有意出席股東特別大會，務請盡快將隨附之代表委任表格按其列印之指示填妥，惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可按意願親身出席上述大會或其任何續會，並於會上投票。

二零零二年十月二十八日